Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Mitsui Sumitomo Insurance Group Holdings, Inc.
Subject Company: Aioi Insurance Company, Limited (SEC File No. 132-02666)
MSIG Mitsui Sumitomo Insurance Group Holdings, Inc. Annual Report 2009

Profile Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”), established on April 1, 2008, is the holding company of Mitsui Sumitomo Insurance Group (“MSIG”). MSIG is an insurance and financial group conducting broadly domestic non-life insurance business, life insurance business, overseas business, financial services business, and risk-related business. The core company of MSIG is Mitsui Sumitomo Insurance Company, Limited (“MSL”), a leader in Japan’s non-life insurance industry. Corporate Message: “For all the things you care about” This message symbolizes our determination to care for every person concerned in carrying out our business. Forward-looking Statements This Annual Report contains future plans, strategies and earnings forecasts for MSIGH and the companies of MSIG. They are based on information available to MSIG at the present time. Investors are advised that actual results may differ substantially from our forecasts, for various reasons. Actual performance could be adversely affected by (1) economic trends surrounding our business, (2) fierce competition within the insurance sector, (3) exchange-rate fluctuations, and (4) changes in tax and other regulatory systems.

Contents 02 Financial Highlights 03 To Our Shareholders 07 Interview With the President 12 Business Combination and Business Alliance 14 Business Overview 14 MSIG at a Glance 16 Domestic Non-Life Insurance Business Mitsui Sumitomo Insurance 18 Domestic Non-Life Insurance Business Mitsui Direct General Insurance 19 Life Insurance Business Mitsui Sumitomo Kirameki Life Insurance 21 Life Insurance Business Mitsui Sumitomo MetLife Insurance 23 Overseas Business 25 Financial Services and Risk-Related Business 26 Management Framework 26 Mission Statement and Charter on Professional Conduct 28 Corporate Governance 32 Directors, Executive Officers and Auditors of the Board 34 Risk Management 36 Compliance 37 Corporate Social Responsibility 39 Financial Section (GAAP in Japan) 77 Corporate Information 77 History 78 Overseas Network 80 Corporate Data MSIGH Annual Report 2009 01

Financial Highlights

Financial Highlights

Trends in Key Financial Indicators (Consolidated) for MSIG

Fundamentals		FY2004	FY2005	FY2006	FY2007	**FY2008**
Net premiums written	(¥ bn)	1,403.2	1,469.7	1,492.2	1,536.5	**1,451.0**
Net income	(¥ bn)	65.7	71.7	60.8	40.0	**8.1**
Net assets	(¥ bn)	1,461.6	2,027.5	2,182.9	1,671.5	**1,023.0**
Total assets	(¥ bn)	7,402.3	8,592.9	9,011.7	8,397.7	**7,440.7**
ROE	(%)	4.6	4.1	2.9	2.1	**0.6**
Equity ratio	(%)	19.7	23.6	24.1	19.7	**13.6**
Group Core Profit (GCP)	(¥ bn)	-	73.9	64.9	66.0	**3.1**
ROE based on GCP	(%)	-	4.2	3.1	3.4	**0.2**

Per-share data						
Earnings per share (EPS)	(yen)	45.51	50.27	42.82	28.37	**19.45**
Net assets per share	(yen)	1,021.1	1,472.2	1,536.7	1,178.5	**2,411.7**
Dividend per share (annual)	(yen)	9.5	13.0	14.0	16.0	**54.0**

Stock price and related data						
Total shares issued (end of FY)	(thousand)	1,431,265	1,420,621	1,411,202	1,404,402	**421,320**
Stock price (end of FY, closing)	(yen)	983	1,601	1,479	1,007	**2,275**
Price earnings ratio [PER]	(times)	21.6	31.8	34.5	35.5	**117.0**
Price book-value ratio [PBR]	(times)	0.96	1.12	0.96	0.85	**0.94**
Payout ratio	(%)	20.9	25.9	32.7	56.4	**277.6**

Notes:
1. Data for FY2007 and before are figures of MSI (consolidated): Data for FY2008 are figures of MSIG (consolidated).
2. For the purpose of easy comparison with other non-life insurance companies, net premiums written exclude "Modo-rich" funds. "Modo-rich" funds refer to Good Result Return (GRR) premiums of the automobile insurance product "Modo-rich," which contains a special clause that provides for premium adjustment and refund at maturity. All further references to net premiums written exclude "Modo-rich" funds unless otherwise noted.
3. The figures for business results, business results forecast, and targets in the medium-term management plan are based on Japanese GAAP. Business results based on U.S. GAAP will be posted separately on our website upon completion.

02 MSIGH Annual Report 2009

To Our Shareholders Yoshiaki Shin Chairman Toshiaki Egashira President, Chief Executive Officer To Our Shareholders The abrupt financial crisis that began in September 2008 brought turmoil to the global real economy and greatly affected our business circumstances. Our fiscal 2008 consolidated business results did not escape the crisis, and we had to book significant decreases in profit affected by the financial crisis. However, we would like to reassure our shareholders that the capital position of MSIG is strong enough to carry out sound operations. MSIGH Annual Report 2009 03

To Our Shareholders Strengthening Risk and Crisis Management Based on the Financial Crisis We are pushing forward with two countermeasures in response to the extreme changes in our business environment caused by the financial crisis. The first countermeasure is stepping up risk and crisis management to reform our balance sheet. Our assets were substantially impacted by the market deterioration caused by the financial crisis, which depressed the overall capital level of MSIG. On the other hand, having experienced the capital shortfalls of U.S. and European financial institutions, rating agencies and regulatory authorities are now requiring us to introduce additional stress tests to confirm financial soundness. In light of the current extremely unstable economic conditions, we are further strengthening our risk and crisis management. We are taking three specific measures: revision of investment policy, reduction of stock price fluctuation risk, and more rigorous measures for verifying financial soundness. Revision of Investment Policies The increase of credit risk at U.S. and European financial institutions triggered the emergence of various risks that was more abrupt and far-reaching than had been assumed under ordinary circumstances. It resulted in heavy losses of devaluation on securities for MSIG. Based on these lessons, we are strengthening our management of investment risk. We have taken steps for earlier detection of signs of risk arising by using a broader range of monitoring indicators with alarms in the monitoring of credit risk. With regard to corporate bonds, including those issued by financial institutions in the U.S. and Europe, we are reducing overall credit balances by reviewing the exposure limit for the same issuer and the investment period. reduction of Stock price Fluctuation risk To reduce the risk of stock price fluctuations from a medium-term perspective, we sold stocks for a target of ¥500 billion by fiscal 2010 based on market value. We sold stocks of ¥247.2 billion by fiscal 2008. We continue to sell stocks that we select in light of unfavorable circumstances due to the lingering impact of the financial crisis. We plan to sell stocks of more than ¥80 billion over the next two years, for a running total of ¥330.0 billion. Strengthening Financial Soundness testing To strengthen our financial soundness testing, we increased the frequency of our checks on whether we are maintaining an adequate amount of leeway in our total risk exposure with regard to net asset value. Since fiscal 2008, we do these tests once a quarter. In addition, we run these tests as necessary in such circumstances as stock prices move downward sharply over a short period. We have adopted more strict stress testing using multiple stress scenarios. 04 MSIGH Annual Report 2009

To Our Shareholders Solidifying the Organizations Behind Our Leap Forward = Reforming Business Models Our second countermeasure to the changed business environment brought about by the financial crisis is to reform our business model and solidify the organizations that will support our planned leap forward. We will proceed with reforming the business model of each of our businesses during the fiscal year ahead as follows. In our domestic non-life insurance business, the market contracted in fiscal 2007 and 2008 — two consecutive fiscal years. The declines in automobiles owned and housing construction starts caused by the deterioration in the real economy were among the factors involved. In response, we will strive to make our operations more efficient and to strengthen our sales capabilities by focusing on developing sales channels with high growth potential and by implementing “Sales Innovation” and “Product Innovation” measures. In terms of loss ratios, we achieved a substantial cut in the overall loss ratio. In fiscal 2008, by continuing measures to improve the loss ratio for automobile insurance, we will maintain the overall loss ratio going forward. In the life insurance business, Kirameki Life will pursue growth in the amount of in-force policies under a new sales organization reinforced by adding sales bases and staff. In expanding sales, the company will concentrate on high quality sales activities, emphasizing both its death benefit and medical insurance products for individuals. Its sales strategies will focus on cross-selling to existing customers of the non-life insurance business and on sales through financial institutions. Our other life insurance company, MSI MetLife, faces difficulties because of the slump in the individual annuities market caused by the financial crisis. In this business climate, MSI MetLife will strive to secure revenues and profits by responding to the change in customer needs with a shift from variable to fixed annuities. In fiscal 2008, the overseas business fell deeply into the red because of losses on credit insurance in the European operations and deterioration in investment income, both affected by the financial crisis. Nevertheless, in fiscal 2009, we will aim for a recovery to our pre-financial-crisis profit level by focusing our efforts on local business in our priority regions of Asia and Europe. By adding life insurance business to our non-life insurance business in overseas operations, we aim to accelerate growth and at the same time to reduce income fluctuation risks in order to smooth out income levels. From the group-wide perspective, we are streamlining staff in the domestic non-life insurance business and reallocating human resources of around 520 people to growth areas within our group over the current and next fiscal year. By such reallocation of human resources, we are strongly advancing the reforms of our business models. MSIGH Annual Report 2009 05

To Our Shareholders To Our Shareholders Business Combination Under Discussion In January 2009, we and MSI reached an agreement with Aioi Insurance Company, Limited and Nissay Dowa General Insurance Co., Ltd. to commence discussions on a possible business combination that would take place in April 2010 and business alliance with the goal of forming a new insurance and financial group, subject to shareholder and regulatory approvals. We would like to explain the background leading up to that agreement as follows. The business environment for the domestic non-life insurance market became extremely severe. The market has matured due to such factors as the arrival of an aging society with a trend toward having fewer children, a decline in the number of automobiles owned due to the worsening of the real economy, and a decrease in the number of housing construction starts. Although there is a trend for loss ratios to decline, no significant improvements can be expected in the near future. In these circumstances, we believe that if MSIG is to achieve sustained growth, it is essential to pursue business diversification and global business development. Moreover, amid the stronger demand in the market for consumer protection and greater convenience, in the last few years we have strived to regain customer trust and improve quality. We must continue to invest more management resources, centered on system investment, and achieve a further step up in quality. Furthermore, we project that the worldwide financial crisis that started last year will cause the economic environment, including overseas markets and investment management, to become even more severe. We think that the substantial transformation of the landscape of the financial industry worldwide and the ongoing changes in the major players represent a perfect opportunity to transform MSIG and to change the framework of the financial and insurance industry significantly. MSIG and the other two companies share a sense of crisis and awareness of the business environment, and consider it necessary to strengthen and expand the quality and quantity of the respective operational bases and management resources rapidly and dramatically. To do this, we are united in awareness that this management integration is the best course. Through this business combination and business alliance, the companies seek to achieve sustainable growth and enhance enterprise value by creating a globally operating and world-leading insurance and financial group. We ask our shareholders for ongoing support taking a long-term perspective. September 2009 Mitsui Sumitomo Insurance Group Holdings, Inc. Yoshiaki Shin Chairman Toshiaki Egashira President, Chief Executive Officer 06 MSIGH Annual Report 2009

Interview With the President



Toshiaki Egashira
President, Chief Executive Officer

Interview With the President

Q. First, could you describe the consolidated business results of MSIG in fiscal 2008?

A. Net premiums written decreased by 5.6% due to the worsening Japanese economy and the strong yen as well as lowered CALI* premium rates. Net income unavoidably declined ¥31.8 billion year on year due to the forceful impact of the financial crisis.

Net premiums written decreased by 5.6% or ¥85.5 billion year on year to ¥1,451 billion. The reasons for this decrease were a 5.2% or ¥67.4 billion drop to ¥1,239.3 billion in net premiums written by MSI, due mainly to the impact of lowered CALI premium rates and also to the slowdown in the Japanese economy. Excluding CALI, net premiums written by MSI decreased by 2.2% or ¥24.7 billion year on year. At overseas subsidiaries, net premiums written decreased 10.4% or ¥21.2 billion year on year to ¥181.9 billion, due to the strong yen. The monetary value of the impact of the strong yen on net premiums written was ¥27.7 billion. Excluding this currency impact, it would have been a 3.2% increase year on year.

* CALI means compulsory automobile liability insurance. It has so-called "no-loss, no-profit" scheme, so any reduction in its premium rates does not affect profit.

Fiscal 2008 Net Premiums Written, Ordinary Profit, and Net Income

(¥ billion)

	FY2007	FY2008		
			Change	Growth
Net premiums written	1,536.5	1,451.0	-85.5	-5.6%
Ordinary profit/loss	60.8	-13.0	-73.9	-121.4%
Net income	40.0	8.1	-31.8	-79.5%

* Figures here and below are presented exclusive of the GRR premiums of the automobile insurance "Modo-Rich", which contains a special clause for premium adjustment and refund at maturity.

Fiscal 2008 Breakdown of Net Premiums Written

(¥ billion)

	FY2007	FY2008		
			Change	Growth
MSI (non-consolidated)	1,306.8	1,239.3	-67.4	-5.2%
Overseas subsidiaries	203.2	181.9	-21.2	-10.4%
Mitsui Direct General	26.4	29.6	3.1	12.1%

MSIGH Annual Report 2009 07

Interview With the President

Net income came in at ¥8.1 billion, a year-on-year decrease of ¥31.8 billion. At MSI non-consolidated, net income increased ¥8.2 billion to ¥46.5 billion due mainly to improved underwriting profit, despite a loss on investment due to the impact of the financial crisis. At overseas subsidiaries, net income significantly decreased due to major insurance losses at a European subsidiary triggered by the collapse of financial institutions in the United States and Europe.

"Group Core Profit"* substantially decreased ¥62.9 billion year on year to ¥3.1 billion for the same reasons as net income.

* "Group Core Profit" is an indicator unique to MSIG that shows the recurring earnings capability of the Group. It is defined in the following manner.

Group Core Profit

= Consolidated net income
− Net capital gain on stock portfolio
− Net evaluation gain/loss on credit derivatives
− Other incidental factors
− Consolidated net income attributable to life insurance subsidiaries
+ Kirameki Life's net income before provision for standard underwriting reserves
+ MSI MetLife's equity in earnings based on U.S. GAAP
+ Other income

ROE based on Group Core Profit

= Group core profit ÷ Consolidated shareholders' equity (average of starting and ending amounts)

Fiscal 2008 Breakdown of Net Income

(¥ billion)

	FY2007	FY2008	
			Change
MSI (non-consolidated)	38.3	46.5	8.2
Overseas subsidiaries	13.6	-22.9	-36.6
Mitsui Direct General	-1.7	-1.5	0.2
Kirameki Life	0.0	0.0	-0.0
MSI MetLife	-6.2	-4.4	1.7
Other	1.2	0.2	-0.9
Consolidation adjustment, etc.	-5.2	-9.6	-4.4

* Net income of subsidiaries is based on equity in earnings.

Group Core Profit

(¥ billion)

	FY2007	FY2008 (results)		FY2009 (forecast)	
			Change		Change
Domestic non-life insurance business	41.6	32.8	-8.9	4.3	-28.4
Life insurance business	9.4	3.1	-6.4	1.8	-1.3
Overseas business	14.8	-29.4	-44.3	12.3	41.8
Financial services and risk-related businesses	0.1	-3.3	-3.3	-0.4	2.9
Group core profit (total)	66.0	3.1	-62.9	18.0	14.9

08 MSIGH Annual Report 2009

Interview With the President

Q. What is the outlook for your business results in fiscal 2009?

A. We anticipate a severe business environment in fiscal 2009, the same as fiscal 2008, and so we are forecasting a 2.8% decrease in net premiums written. We expect net income to rise ¥13.8 billion year on year mainly due to recovered business results at overseas business subsidiaries.

Fiscal 2009 Forecasts for Net Premiums Written, Ordinary Profit, and Net Income

(¥ billion)

	FY2008	FY2009 (forecast)		
			Change	Growth
Net premiums written	1,451.0	1,410.0	-41.0	-2.8%
Ordinary profit/loss	-13.0	30.0	43.0	
Net income	8.1	22.0	13.8	

Fiscal 2009 Forecasts for Breakdown of Net Premiums Written

(¥ billion)

	FY2008	FY2009 (forecast)		
			Change	Growth
MSI (non-consolidated)	1,239.3	1,215.0	-24.4	-2.0%
Overseas subsidiaries	181.9	163.3	-18.7	-10.3%
Mitsui Direct General	29.6	31.7	2.1	7.1%

Fiscal 2009 Forecasts for Breakdown of Net Income

(¥ billion)

	FY2008	FY2009 (forecast)	
			Change
MSI (non-consolidated)	46.5	20.0	-26.6
Overseas subsidiaries	-22.9	14.6	37.6
Mitsui Direct General	-1.5	-0.9	0.7
Kirameki Life	0.0	0.0	–
MSI MetLife	-4.4	1.1	5.6
Other	0.2	0.2	-0.1
Consolidation adjustment, etc.	-9.6	-12.9	-3.3

Firstly, we expect net premiums written to decrease 2.8% year on year to ¥1,410.0 billion, on expectations of MSIG continuing to face strong economic headwinds throughout fiscal 2009. At MSI non-consolidated, we project net premiums written will decrease 2.0% or ¥24.4 billion year on year to ¥1,215.0 billion due mainly to the remaining impact of lowered CALI premium rates from the previous fiscal year and to the slowdown in the Japanese economy. At overseas business subsidiaries, we expect net premiums written to decrease 10.3% or ¥18.7 billion year on year to ¥163.3 billion, due to the strong yen. The monetary value of the impact of the strong yen is projected as approximately ¥30.0 billion. Excluding this currency impact, net premiums written would increase approximately 6% year on year.

We expect net income to increase ¥13.8 billion to ¥22.0 billion. The main reason is that we expect net income of the overseas subsidiaries to return to fiscal 2007 levels in fiscal 2009 after the steep fall in profitability in fiscal 2008.

"Group Core Profit" is projected to increase ¥14.9 billion year on year to ¥18.0 billion in fiscal 2009 for the same reasons as net income.

Interview With the President

MSIGH Annual Report 2009 09

Interview With the President

Q. Would you explain your capital policy, returns to shareholders and share buybacks?

A. MSIG's basic capital management policy is to implement further investment in potential growth areas, while ensuring a sound financial position. Our basic policy of distribution to shareholders is to return approximately 40% of "Group Core Profit" earned for the year via dividends and share buybacks.

Group Core Profit and Shareholder Return

(¥ billion)

	FY2004	FY2005	FY2006	FY2007	FY2008
Group Core Profit (GCP)	64.0	28.6	73.9	64.9	66.0
Dividends paid	12.4	13.6	18.5	19.8	22.5
Shares bought back	21.5	12.0	11.5	7.0	4.0
Dividends + Buyback (Payout)	33.9	25.6	30.0	26.8	26.5
Payout/GCP	53%	90%	41%	41%	40%

* Shows the monetary values of the full-year dividends and share buybacks for each fiscal year. The "Group Core Profit" refers to the previous fiscal year on a dividend basis.

MSIG's basic capital management policy includes the implementation of further investment in potential growth areas to expand the Group's business as well as ensuring our sound financial position. Both goals are based on the management concept that expanding profitability through business growth should deliver more corporate/shareholder value as a result.

MSIG's basic policy of distribution to shareholders is returning approximately 40% of "Group Core Profit" to shareholders via dividends and share buybacks, as well as maintaining stable dividend payments and aiming at a trend of increasing dividends per share over the medium term. It is crucial to maintain a sound balance between investment for growth and shareholder returns, while ensuring financial soundness.

MSIG's net income decreased to ¥8.1 billion in fiscal 2008, due to the impact of the global financial crisis. We paid a full-year dividend per share of ¥54, based on the basic policy of stable dividend payment, and in order to meet our shareholders' expectations. Fiscal 2008 was the first full fiscal year since the establishment of MSI Group Holdings in April 2008. This full-year dividend per share of ¥54 is equivalent to one of ¥16.2 by MSI. This is the same level as the dividend of ¥16 paid by MSI in the previous fiscal year.

10 MSIGH Annual Report 2009

Interview With the President Turning to buyback of shares, we have conducted it flexibly and swiftly, aiming for a 10% reduction in the number of shares outstanding at the time of the establishment of MSI in October 2001, to improve capital efficiency. Based on this policy, we will carry out further buybacks in fiscal 2009. As announced on May 20, 2009, the maximum total number of shares to be repurchased is planned at five million shares, and the maximum aggregate repurchase cost is ten billion yen. The period of repurchase is from January 5, 2010 to March 24, 2010. Q. Please explain the situation with MSIG’s capital. A. MSIG’s capital is sufficient for us to continue sound business activities without any problems. We have long prepared against risks, measuring risk amount on a 99.5 percentile basis, and also evaluating unquantifiable uncertainties based on stress scenarios. Our assets, particularly securities, were affected by the deterioration of market environments caused by the financial crisis, but our capital is sufficient for us to continue sound business activities without any problems. MSIGH Annual Report 2009 11

Business Combination and Business Alliance Business Combination and Business Alliance WAY TOWARDS WORLD-LEADING INSURANCE AND FINANCIAL GROUP MSIG, Aioi Insurance Company, Limited, and Nissay Dowa General Insurance Co., Ltd. reached an agreement on January 23, 2009 to commence discussions on a possible business combination and business alliance with the goal of forming a new insurance and financial group, subject to shareholder and regulatory approvals. MSIG and the other two companies seek to achieve sustainable growth and enhance enterprise value by rapidly and dramatically enhancing and expanding the quality and quantity of their respective operational bases and management resources to create a globally operating and world-leading insurance and financial group. VISION OF BUSINESS GROUP 1. To fulfill the following social responsibilities to its stakeholders as a world-leading insurance and financial group around the non-life insurance business: (1) To enable customers and business partners to enjoy and rely on high-quality products and services (2) To have shareholders understand and realize the future potential for profitability and growth (3) To help employees attain job satisfaction and grow through their jobs (4) To gain the confidence of insurance agents as partners and grow together (5) To contribute to the harmony of local and international communities and the preservation of the natural environment 2. To take advantage of the respective strengths of the three parties and provide high-quality products and services to customers in all markets. STRENGTH OF MSIG, AIOI INSURANCE, AND NISSAY DOWA GENERAL INSURANCE MSIG •The strong operational base centered on the Mitsui Group and the Sumitomo Group • Wide-ranging domestic and overseas businesses centering on the domestic non-life insurance business (life insurance, overseas, financial services, risk-related businesses, etc.) • A business foundation that leverages the overall capabilities of the Group Aioi Insurance • The strong operational base of the Toyota Group• A high level of profitability from automobile insurance centering on the Toyota market • Ability to develop retail market on local basis and high-quality claim services Nissay Dowa General Insurance • The strong operational base of the Nippon Life Insurance Group • Growth ability that is among the top in the industry through the cultivation of business with individuals and small and medium-sized companies through Nippon Life Insurance Company’s sales staff, as well as through development of business with large companies, financial institutions and government agencies through collaboration with Nippon Life Insurance Company Aioi Insurance Co., Ltd. NISSAY DOWA Mitsui Sumitomo Insurance Group Holdings MSIG 12 MSIGH Annual Report 2009

IMAGE OF BUSINESS COMBINATION AND BUSINESS ALLIANCE

MSIG and the other two companies aim to implement the business combination in April 2010 by way of a holding company structure. Aioi Insurance and Nissay Dowa General Insurance aim to implement the merger on the same day as the business combination.


Holding Company (Name TBD)
Merged Company*1 (Name TBD)
Pursue Group Synergies
Mitsui Sumitomo Insurance
Mitsui Sumitomo Kirameki Life Insurance
Mitsui Sumitomo MetLife Insurance
Mitsui Direct General Insurance
Life Insurance Company*2 (Name TBD)

*1 Company resulting from the merger between Aioi Insurance and Nissay Dowa General Insurance
*2 Current company name is Aioi Life Insurance Co., Ltd.

PROGRESS OF BUSINESS ALLIANCE

MSIG and the other two companies aim to establish business alliances in the following areas in the near future in pursuit of group synergies:

- Jointly establish and expand global businesses and new areas of business
- Share various critical systems and server systems
- Joint use of the risk consulting subsidiaries
- Joint use of subsidiaries that provide claims handling services

In addition to the areas mentioned above, we aim to move forward with promotion and expansion of business alliances which are expected to have synergy effects.



Tadashi Kodama
Representative Director and President
Aioi Insurance Company, Limited

Ichiro Tateyama
President
Nissay Dowa
General Insurance Co., Ltd.

Toshiaki Egashira
President, Chief Executive Officer
Mitsui Sumitomo Insurance Group Holdings, Inc.
President, Chief Executive Officer
Mitsui Sumitomo Insurance Company, Limited

Business Combination and Business Alliance

MSIGH Annual Report 2009 13

Business Overview MSIG at a Glance Business Overview Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH,” Holding Company) Group Core Profit 0 10 20 30 40 50 60 70 66.0 3.1 18.0 (¥ billion) FY2007 (results) FY2008 (results) FY2009 (forecast) Key financial indicators for fiscal 2008 (year-end) on a consolidated basis • Net premiums written: ¥1,451.0 billion • Net income: ¥8.1 billion • Net assets: ¥1,023.0 billion • Total assets: ¥7,440.7 billion Domestic Non-Life Insurance Business Core Profit Note (¥ billion) 0 10 20 30 40 50 41.6 32.8 4.3 FY2007 (results) FY2008 (results) FY2009 (forecast) Life Insurance Business Core Profit (¥ billion) 0 2 4 6 8 10 9.4 3.1 1.8 FY2007 (results) FY2008 (results) FY2009 (forecast) Overseas Business Core Profit (¥ billion) -30 0 5 10 15 14.8 -29.4 12.3 FY2007 (results) FY2008 (results) FY2009 (forecast) Financial services and risk-related businesses Financial Services Business Risk-Related Business Core Profit Note (¥ billion) -3.5 0.0 0.2 0.1 -0.4 -3.3 FY2007 (results) FY2008 (results) FY2009 (forecast) Note: Net income of Mitsui Direct is excluded from Core Profit of the Domestic Non-life Insurance business and is included in Core Profit of the Risk-related business. 14 MSIGH Annual Report 2009

Business Overview p16 • Mitsui Sumitomo Insurance Company, Limited (MSI) • Mitsui Direct General Insurance Co., Ltd. (Mitsui Direct) MSI brings innovation to the entire business process and drives the business with exceptional quality as the competitive edge. p19 • Mitsui Sumitomo Kirameki Life Insurance Company, Limited (Kirameki Life) • Mitsui Sumitomo MetLife Insurance Co., Ltd. (MSI MetLife) The life insurance business is centered on two companies: Kirameki Life, whose principal business is life insurance through non-life insurance sales channels, and MSI MetLife, whose business is individual annuities with banks as its main sales channel. p23 • MSI’s 2 overseas direct branches and 34 offices •MSI’s 52 overseas subsidiaries and affiliated companies, including 3 regional holding companies Our overseas network has expanded around countries in the fast-growing Asian region. We leverage more than 50 years of experience in international businesses to offer products and services to handle the multitude of possible risks in global operations. p25 • MSI’s Financial Services Division · Sumitomo Mitsui Asset Management Company, Limited • MITSUI SUMITOMO INSURANCE Venture Capital Company, Limited We operate a variety of businesses related to financial services such as 401k business, ART business, credit derivatives and credit reinsurance business, and venture capital business, and offer professional solutions to our customers. p25 • InterRisk Research Institute & Consulting, Inc. • MITSUI SUMITOMO INSURANCE Care Network Company, Limited • American Appraisal Japan Co., Ltd. In our risk management business and nursing care business, we offer a variety of services for customers to cope with risk. 15 MSIGH Annual Report 2009

Business Overview Domestic Non-Life Insurance Business Mitsui Sumitomo Insurance (MSI) Mitsui Sumitomo Insurance Company, Limited (MSI) offers high-quality products and services through a nationwide domestic network of 645 sales branch offices and approximately 41,500 agents, and provides safety and peace of mind to its customers through MSI’s claims handling network of 282 claims-handling offices and approximately 8,250 claims-handling specialists. Mitsui Sumitomo Insurance Company, Limited (non-consolidated) •Net premiums written: ¥1,239.3 billion •Net income: ¥46.5 billion •Net assets: ¥941.4 billion •Total assets: ¥5,977.3 billion (Fiscal 2008, as of March 31, 2009) Note: References to MSI are based on non-consolidated figures. The non-consolidated figures include policies underwritten by overseas branches. There is some overlap with business results listed in the Overseas Business section that follows. Fiscal 2008 results The net premiums written by MSI decreased by 5.2% year-on-year to ¥1,239.3 billion. The main factors for this drop were the lowering of the premium rates for CALI, the decrease in the number of new automobile insurance policies due to the slump in domestic car sales, and in marine insurance the decline in cargo movements due to the slowdown in the Japanese economy, and the strong yen. Excluding CALI, the decrease was 2.2%. The net loss ratio rose 4.4 percentage points year on year to 69.5% partly due to a decrease in premium revenues, as well as increases in insurance payouts and loss adjustment expenses. (Excluding CALI, the rise was 2.2 percentage points.) By category, in the fire line the loss ratio declined by 4.5 percentage points year-on-year. In the automobile line, the net loss ratio rose 1.8 percentage points year on year to 73.2% due to a decrease in net premiums written, which is the denominator in calculating the loss ratio. However, the total insurance payout decreased ¥700 million year on year, and it is on a declining trend, partly due to the raising of premium rates in July 2008 and the implementation of various improvements, including measures to prevent accidents. In the personal accident line, the net loss ratio rose 2.3 percentage points year on year to 60.4% despite putting in place loss preventing measures in terms of underwriting, such as screening-out of policies with consistently high loss ratios. Underwriting profit improved ¥52.1 billion year-on-year to ¥32.4 billion. One cause of this improvement was a ¥15.9 billion decrease in incurred loss year-on-year. A particular contribution came from a ¥25.9 billion decrease in the automobile line. Another factor was the change to the statutory provision ratio for the catastrophe loss reserves for automobile insurance, from 8.5% to 3.2%, making the provision to these reserves decrease by ¥28.7 billion. On the other hand, MSI posted a net investment loss of ¥1.9 billion, a ¥79.7 billion deterioration from the profit of the previous year. The main reason was a sharp increase in devaluation loss on securities amid the financial crisis. As a result of the above, ordinary profit decreased by ¥29.4 billion year-on-year to ¥25.5 billion. Net income for the year increased ¥8.2 billion to ¥46.5 billion, reflecting a ¥28.8 billion reversal of the price fluctuation reserve, booked as an extraordinary gain. Fiscal 2009 results Forecast Net premiums written in fiscal 2009 are forecast to decrease ¥24.4 billion, or 2.0%, year-on-year to ¥1,215.0 billion. The main reasons for this decrease are the lingering impact of the lowering of the CALI premium rate in the previous fiscal year and the likely reduction in revenues in automobile and marine insurance due to an economic slowdown similar to the previous fiscal year. MSI aims to enhance sales capacity as well as business efficiency by developing sales channels with high growth potential and by implementing “Sales Innovation” and “Product Innovation” measures. First on the agenda as a sales channel promising high growth is the channel comprising sales personnel of life insurance companies. We are therefore implementing initiatives based on strengthening our business alliance with Sumitomo Life Insurance Company, with whom we have long 16 MSIGH Annual Report 2009

Domestic Non-Life Insurance Business **Mitsui Sumitomo Insurance** (MSI)

had a close relationship. Firstly, Sumitomo Life Insurance will commence sales of MSI's non-life products in October 2009 as our agent. Secondly, policies in force of The Sumi-Sei General Insurance Co., Ltd., a Group member of Sumitomo Life Insurance, will be preferentially transferred to MSI products on maturity unless otherwise agreed individually. Thirdly, MSI is building a new sales structure and operational system compatible with the new alliance. As a result of those initiatives, MSI anticipates additional premiums (on an in-force policies basis) in an estimated amount of ¥12.0 billion.

The net loss ratio is expected to decrease 0.8 percentage point year on year to 68.7%. By category, in the automobile line, the net loss ratio is expected to drop 1.5 percentage points year on year to 71.7% due to the raising of premium rates in July 2008 and the implementation of various measures including those to prevent accidents. In the personal accident line, the net loss ratio is expected to edge up slightly year on year with continued implementation of improvement measures in terms of underwriting.

MSI expects to record an underwriting loss of ¥12.0 billion, representing a ¥44.5 billion decline compared with the previous fiscal year. The main reasons for this loss are a decrease in premium revenues, an incurred loss of ¥15.0 billion on an assumed basis for natural disasters, and the absence of the benefit of the change in the rate of provision for catastrophe loss reserves in the previous fiscal year. MSI expects operating expenses to decrease slightly year-on-year.

Net investment income is expected to be ¥39.1 billion, a ¥41.1 billion year-on-year increase. This significant improvement is due to an expected small amount of losses on devaluation of securities, which were greater in the previous fiscal year.

As a result of the above, MSI expects ordinary profit to remain broadly unchanged year on year at ¥23.0 billion, and net income to decrease ¥26.6 billion to ¥20.0 billion.

Business Overview

MSI (NON-CONSOLIDATED) KEY FINANCIAL DATA

(¥ billion)

	FY2007	FY2008		FY2009 (forecast)	
			Change		Change
Net premiums written	1,306.8	1,239.3	-67.4	1,215.0	-24.4
Growth rate	-1.3%	-5.2%	-3.9pt	-2.0%	3.2pt
Net loss ratio	65.1%	69.5%	4.4pt	68.7%	-0.8pt
Net expense ratio	31.8%	34.0%	2.2pt	34.5%	0.5pt
Combined ratio	96.9%	103.5%	6.6pt	103.2%	-0.3pt
Incurred losses	770.2	754.3	-15.9	756.7	2.4
Underwriting profit/loss	-19.6	32.4	52.1	-12.0	-44.5
Net investment income/loss	77.7	-1.9	-79.7	39.1	41.1
Ordinary profit/loss	55.0	25.5	-29.4	23.0	-2.5
Extraordinary gain/loss	-4.8	23.6	28.4	-1.2	-24.9
Net income	38.3	46.5	8.2	20.0	-26.6
(Excluding CALI)					
Net premiums, growth rate	-1.5%	-2.2%	-0.7pt	-0.9%	1.3pt
Net loss ratio	63.1%	65.3%	2.2pt	63.4%	-1.9pt
Net expense ratio	34.3%	35.5%	1.2pt	35.8%	0.3pt
Combined ratio	97.4%	100.8%	3.4pt	99.2%	-1.6pt

* CALI: Compulsory Automobile Liability Insurance

NET PREMIUMS WRITTEN

(¥ billion)

	FY2007	FY2008		FY2009 (forecast)	
			Growth		Growth
Fire	176.2	176.1	-0.1%	174.4	-1.0%
Marine	72.7	64.1	-11.8%	57.4	-10.6%
Personal accident	130.7	128.9	-1.4%	128.8	-0.1%
Voluntary auto	551.3	541.1	-1.9%	538.7	-0.4%
CALI	191.0	148.2	-22.4%	134.1	-9.6%
Others	184.6	180.6	-2.1%	181.6	0.5%
Total	1,306.8	1,239.3	-5.2%	1,215.0	-2.0%
(Excluding CALI)	1,115.8	1,091.1	-2.2%	1,080.9	-0.9%

NET LOSS RATIO

	FY2007	FY2008		FY2009 (forecast)	
			Change		Change
Fire	47.1%	42.6%	-4.5pt	46.7%	4.1pt
Marine	50.6%	51.5%	0.9pt	47.7%	-3.8pt
Personal accident	58.1%	60.4%	2.3pt	61.1%	0.7pt
Voluntary auto	71.4%	73.2%	1.8pt	71.7%	-1.5pt
CALI	77.2%	99.8%	22.6pt	111.1%	11.3pt
Others	62.0%	72.3%	10.3pt	61.2%	-11.1pt
Total	65.1%	69.5%	4.4pt	68.7%	-0.8pt
(Excluding CALI)	63.1%	65.3%	2.2pt	63.4%	-1.9pt

MSIGH Annual Report 2009 17

Business Overview Domestic Non-Life Insurance Business Mitsui Direct general Insurance (Mitsui Direct) Mitsui Direct provides almost entirely web-based products and services primarily targeting consumers who are Internet users. Mitsui Direct General Insurance (non-consolidated) ·Net premiums written: ¥29.6 billion •Net loss: ¥2.3 billion•Net assets: ¥5.4 billion •Total assets: ¥36.8 billion (Fiscal 2008, as of March 31, 2009) Fiscal 2008 results In fiscal 2008, net premiums written by Mitsui Direct increased 12.1% from a year earlier to ¥29.6 billion. Since the estimated rate of growth in the direct sales of the automobile insurance industry (total of net direct premiums written by major six companies) in fiscal 2008 was 7.6%, Mitsui Direct again recorded growth significantly higher than the industry average in fiscal 2008, following similar performances in fiscal 2006 and fiscal 2007. This result can be attributed to the company’s efforts to achieve better performance through the rigorous pursuit of its strategy of establishing the “Mitsui Direct Brand, No. 1 Internet non-life insurance company.” Mitsui Direct implemented such actions as measures to improve its policy-signing success rate on insurance comparison web sites and the effective use of Internet advertising amid intensifying competition, including price competition, among companies carrying out direct sales of automobile insurance. In fiscal 2008, Mitsui Direct posted a net loss of ¥2.3 billion, a ¥0.3 billion improvement from the previous fiscal year. Fiscal 2009 results Forecast In fiscal 2009, net premiums written by Mitsui Direct are forecast to increase 7.1% from the previous fiscal year to ¥31.7 billion. The company expects to record a net loss of ¥1.3 billion in fiscal 2009, an improvement of ¥1.0 billion from fiscal 2008. In fiscal 2009, Mitsui Direct will continue its efforts to quickly establish the “Mitsui Direct Brand, No. 1 Internet non-life insurance company.” It will also initiate the following measures, aiming to achieve profitability in fiscal 2010. •Improve the loss ratio by closely monitoring customer needs on one hand, and flexible price setting on the other, including adjustment of premium rates. •Improve business efficiency in loss adjustments and telephone centers. • Adjust overall operating expenses. Net Premiums Written, Net Income and Market Share (¥ billion) Estimate (%) -10 0 10 20 30 40 0 5 10 15 20 13.9 18.6 15.5 22.6 16.8 26.4 17.5 29.6 31.7 -3.2 -7.0 -2.6 -2.3 -1.3 growth 21.7% growth 16.8% growth 12.1% growth 7.1% FY2005 FY2006* FY2007 FY2008 FY2009 (forecast) Net premiums written (left scale) Net income (left scale) Market share among 6 direct sales companies (based on net direct premiums; right scale) (REF.) NET DIRECT PREMIUMS OF 6 DIRECT SALES COMPANIES (¥ billion) FY2005 FY2006 FY2007 FY2008 (Estimate) Net direct premiums 132.6 144.5 156.3 168.2 Growth rate 11.3% 8.9% 8.2% 7.6% * One time depreciation expense of ¥3.59 billion related to deferred assets was recorded under the Insurance Business Law (article 113). 18 MSIGH Annual Report 2009

Business Overview Life Insurance Business Mitsui Sumitomo kirameki Life Insurance (kirameki Life) Kirameki Life offers customers income-security insurance, whole life, medical and other life insurance products that suit their lifestyles and meet their diverse needs. Mitsui Sumitomo Kirameki Life Insurance (non-consolidated) •Amount of new policies*:¥1,653.9billion •Amount of in-force policies*:¥9,030.8billion •Net income: ¥44 million •Total assets: ¥1,075.1 billion •Net assets: ¥56.0 billion (Fiscal 2008, as of March 31, 2009) * Total of individual policies and individual annuities. Note: The standard underwriting reserve is a reserve based on the Insurance Business Law in accordance with provision methods and assumption rates stipulated by supervisory authorities with a view toward maintaining the soundness of insurance companies and protecting policyholders. Fiscal 2008 results In fiscal 2008, Kirameki Life continued to post favorable performance with year-on-year growth: the new policy amount increased 9.8%, to ¥1,653.9 billion, and amount in force increased 4.8% to ¥9,030.8 billion. Both of these figures represent the total of individual policies and individual annuities. Because Kirameki Life increased its provision for the underwriting reserve to achieve the standard underwriting reserve accumulations using the same method as in the past (see Note), net income was ¥44 million. At the present time, it is allowable for newly established companies to use an amount calculated by the five-year Zillmer Method for provisions to the underwriting reserve. However, to attain the standard reserve under the Insurance Business Law, Kirameki Life has increased provisions to underwriting reserves using the current year earnings in addition to providing an amount calculated with the five-year Zillmer Method. Pro forma net income, which is net income before provision for the standard underwriting reserve as used in the computation of Group Core Profit, decreased ¥1.8 billion from a year earlier, to ¥2.4 billion. The decline can be attributed to the impact of greater operating expenses due to such factors as the increase in the underwriting reserve caused by high growth in the new policy amount, the expanded use of the financial institution sales channel and the impact of the discontinuance of the sales of increasing-term life insurance in the previous fiscal year. Embedded Value (EV) at the end of fiscal 2008 stood at ¥188.6 billion, increasing ¥13.3 billion from the previous fiscal year end. For the breakdown of the increase in EV, please refer to the table on the next page. Amount of In-force Policies and New Policies (¥ billion) (¥ billion) 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 7,940.0 1,830.0 9,890.0 1,930.0 8,164.2 1,194.0 8,616.4 1,505.7 9,030.8 1,653.9 0 300 600 900 1,200 1,500 1,800 2,100 FY2005 FY2006 FY2007 FY2008 FY2009 (forecast) Amount of In-force Policies (left) Amount of New Policies (right) Net Income (Pro Forma) (Core profit) (¥ billion) 0 1 2 3 4 5 6 7 8 4.5 1.1 6.9 4.3 2.4 FY2005 FY2006 FY2007 FY2008 FY2009 (forecast) Net Income (Pro Forma) 19 MSIGH Annual Report 2009

Business Overview Life Insurance Business Mitsui Sumitomo kirameki Life Insurance (kirameki Life) Among measures to build its sales organization, Kirameki Life established a ”financial institution sales promotion department” in July 2008 to strengthen its product sales system at financial institutions. The “cross-sales promotion program,” which was initiated in fiscal 2007, aimed at developing cross-selling training for choice dedicated agents of MSI, produced steady results. On the other hand, to strengthen the direct sales operations by the company’s sales employees, Kirameki Life endeavored to strengthen its sales organization through intensive employment and training activities. In addition, Kirameki Life focused on developing the market by cooperating with sales agencies wishing to take advantage of its direct-sales know-how. Fiscal 2009 results Forecast In fiscal 2009, Kirameki Life will further build earnings under the new sales structure based on expanded sales offices and staff by raising the quality of sales activities for death benefit products and medical care products for individuals. In terms of sales channel strategies, we will continue to focus on over-the-counter sales at financial institutions in addition to cross-sales to existing non-life customers. We expect the amount of new policies to increase by 16.7% year on year to ¥1,930.0 billion and the amount of in force policies to increase 9.5% from the previous fiscal year-end to ¥9,890.0 billion. Both of these figures represent the total of individual policies and individual annuities. Net income is projected to be less than ¥100 million because Kirameki Life will increase its provision for the underwriting reserve to achieve the standard reserve accumulations using the same method as in the previous fiscal year. Pro forma net income, as defined in the calculation of Group Core Profit, is forecast to decrease by ¥1.3 billion year on year to ¥1.1 billion due to increased expenses for the development of the new sales structure and the increased provision for the underwriting reserve due to high growth of new policies written. Embedded Value (End of FY2005 to End of FY2008) (¥ billion) 0 50 100 150 200 20.0 138.6 159.4 175.2 188.6 Increase by ¥20.8bn Increase by ¥15.8bn Increase by ¥13.3bn Initial capital (10/1996) FY2005 FY2006 FY2007 FY2008 MOVEMENT ANALYSIS OF EV FOR FY2008 (¥ billion) Factor Amount of Increase Value of new contracts + 5.8 Expected earnings from EV as of end of FY2007 + 8.3 Difference between assumption and actual results + 2.8 Changes in interest rate, etc — 3.6 Total + 13.3 20 MSIGH Annual Report 2009

Business Overview Life Insurance Business Mitsui Sumitomo MetLife Insurance (MSI MetLife) MSI MetLife combines the trust and performance record developed over the years by the MSI Group with the performance record and know-how of MetLife, Inc., a top class U.S. life insurance company. In addition to variable annuities for individuals, which bring together the appeal of both insurance and asset management, MSI MetLife offers fixed annuities for individuals that fix the principal at the time the policy is purchased. Mitsui Sumitomo MetLife Insurance (non-consolidated) ·Premiums: ¥619.2 billion •Amount of in-force policies:¥2,478.7billion •Net loss: ¥8.9 billion ·Total assets: ¥2,470.7 billion •Net assets: ¥26.4 billion (Fiscal 2008, as of March 31, 2009) Fiscal 2008 results In fiscal 2008, income from insurance premiums of MSI MetLife amounted to ¥619.2 billion, down 3.9% from the previous fiscal year. The decline occurred despite aggressive sales efforts against a backdrop of a cooling of investment sentiment due to the deteriorating investment environment. MSI MetLife posted a net loss (our equity share) of ¥4.4 billion, representing a ¥1.7 billion improvement compared with the previous fiscal year. However, this result was supported by the covering of increased investment losses due to the worsening investment environment through a reversal from the catastrophe loss reserve. Net income (our equity share) under U.S.-GAAP, which is used in the computation of Group Core Profit, amounted to ¥0.6 billion, declining ¥4.5 billion from the previous fiscal year. The decrease in income from insurance-related expenses along with the decline in the amount in force and investment losses were the primary causes of the decline. Embedded Value (EV) at the end of fiscal 2008 stood at ¥53.7 billion, down ¥56.9 billion from the previous fiscal year end. A principal factor for this decline is the projected decrease in income from insurance-related expenses due to the substantial drop in the balance of the special account caused by the rapidly deteriorating investment environment. For the breakdown of the decrease, please refer to the table on the next page. Amount of In-force Policies and Premiums (¥ billion) (¥ billion) 0 500 1,000 1,500 2,000 2,500 3,000 0 150 300 450 600 750 900 693.2 555.0 2,311.9 2,527.8 644.6 619.2 200.0 2,478.7 2,459.9 1,591.0 FY2005 FY2006 FY2007 FY2008 FY2009 (forecast) Amount of In-force Policies (left) Premiums (right) Net Income (Our Share, U.S.-GAAP) (Core Profit) (¥ billion) 0 1 2 3 4 5 6 4.1 4.4 5.1 0.6 0.7 FY2005 FY2006 FY2007 FY2008 FY2009 (forecast) Net Income (Our Share, U.S.-GAAP) 21 MSIGH Annual Report 2009

Business Overview Life Insurance Business Mitsui Sumitomo MetLife Insurance (MSI MetLife) To build its sales organization, MSI MetLife continued to grow its sales agency network, focused mainly on banks, securities companies and other financial institutions, while expanding its sales agency commissioning to regional financial institutions. In addition, the company pursued diversification and expansion of its sales channels through such measures as starting to commission companies in the Japan Post Group as sales agents. Fiscal 2009 results Forecast In the mid to long term, MSI MetLife expects the individual annuity insurance market to expand supported by increasing demand resulting from the developing aging society. However, in the shortterm the company expects the market to slow down due mainly to the negative impact of the financial crisis. In addition, customers’ needs are shifting from valuable annuities to fixed annuities. To respond to these changes in the business environment, in fiscal 2009, the company is shifting its focus from variable to fixed annuities and expanding the sale of fixed annuities. Income from premiums is expected to drop to one-third of the previous fiscal year’s level, to ¥200 billion, due to the shrinking of over-the-counter sales. Net income (our equity share) is expected to amount to ¥1.1 billion, rising ¥5.6 billion from the previous fiscal year, partly due to reduced sales commission costs resulting from the decreased income from premiums. Net income (our equity share) under U.S.-GAAP, as defined in the calculation of Group Core Profit, is expected to total ¥0.7 billion, almost the same level as in the previous fiscal year. Embedded Value (End of FY2005 to End of FY2008) (¥ billion) 0 40 80 120 3.0 88.4 Increase by ¥17.9bn 53.7 106.3 Increase by ¥4.3bn 110.6 Decrease by ¥56.9bn Initial capital(07/2002) FY2005 FY2006 FY2007 FY2008 MOVEMENT ANALYSIS OF EV FOR FY2008 (¥ billion) Factor Amount of Increase Capital injection + 20.4 Value of new contracts + 5.6 Expected earnings from EV as of end of FY2007 + 10.3 Difference between assumption and actual results — 100.4 Changes in assumptions + 7.1 Total — 56.9 22 MSIGH Annual Report 2009

Overseas Business

MSI carries out its Overseas business through an international network of 318 facilities spanning 41 countries and regions, centered on the fast-growing Asian region. Making full use of over 50 years' experience in international business, MSI provides products and services to alleviate the wide variety of risks occurring throughout the world.

Overseas (non-consolidated)

- Net premiums written: ¥233.1 billion
- Net loss: ¥29.4 billion

(Fiscal 2008)

Fiscal 2008 Results

In fiscal 2008, net premiums written in the Overseas business decreased 8.0% year on year to ¥233.1 billion, having been hit heavily by the strong yen. However, despite the financial crisis and slower growth in the real economy, we managed to book a 4.4% increase in net premiums written on a local-currency basis.

The Overseas business posted a net loss in fiscal 2008 of ¥29.4 billion. The main reasons were credit insurance losses in operations in Europe and deterioration in investment income, both due to the affect of the financial crisis.

Fiscal 2009 Results Forecast

In fiscal 2009, we will focus on local businesses in the priority regions of Asia and Europe to restore profitability and return the Overseas business to a growth track. We expect net premiums written to continue to suffer under the impact of the strong yen, decreasing by 10.0% to ¥210.0 billion, but we project a 4.5% increase year on year on a local currency basis.

We expect a return to profitability in fiscal 2009, with a net income of ¥12.3 billion, the same level as in fiscal years 2006 and 2007. During the current fiscal year, we expect no further impact from credit insurance losses in Europe, the main cause of the loss

Business Overview



Changes in Net Premiums Written and Net Income
(¥ billion)
(¥ billion)
30
20
10
0
-10
-20
-30
300
200
100
0
171.4
212.9
253.3
233.1
210.0
-1.4
11.7
14.9
-29.4
12.3
FY2005
FY2006
FY2007
FY2008
FY2009 (forecast)
Net income (left scale)
Net premiums written (right scale)*

* Net premiums written include those written by non-consolidated subsidiaries, which consolidated net premiums written by Mitsui Sumitomo Insurance Group Holdings, Inc. do not include.

MSIGH Annual Report 2009 23

Overseas Business Business Overview in the previous fiscal year, due to completion of terminations of all credit insurance policies and to withdrawal from new underwriting of such policies. In our Asian operations, the local insurance markets in ASEAN countries are growing along with the expansion of their economies and the combined ratios are also favorable. Accordingly, we will utilize our overwhelming business base to steadily capture market share and increase earnings. In India and China, we expect to increase earnings by expanding our network of bases. In Europe, we are developing the successful business model used with Lloyd’s of London (expanding policies using a team of leading local underwriters with strong records and considerable experience) in Germany, France, and other countries. Our efforts in the Americas will focus on winning high quality policies, primarily from Japanese corporate customers, aiming to increase the profitability of existing business by pursuing greater efficiency. In the reinsurance business, we will underwrite risks (high layers) of world’s natural disasters in a well-diversified manner. Furthermore, we will underwrite carefully selected favorable short-tail policies including fire and cargo, mainly from locally based small- to mid-sized insurance firms in Asia and Europe. We will continue to be active in investment in strategic regions and fields to support the growth of the Overseas business. In particular, we are active in examining M&A deals in the non-life and life insurance sectors to build an overwhelming business platform in Asia. In addition, we aim to maximize returns on investments by reviewing operations after M&As. BUSINESS PERFORMANCE OF EACH REGION AND REINSURANCE Asia (¥ billion) 20 15 10 5 0 (¥ billion) 120 90 60 30 0 66.5 5.4 90.9 8.1 105.5 11.4 106.3 1.9 102.6 8.9 FY2005 FY2006 FY2007 FY2008 FY2009 (forecast) Net income (left scale) Net premiums written (right scale) Americas (¥ billion) 5.0 2.5 0 -2.5 -5.0 (¥ billion) 50 25 0 36.0 -2.6 35.2 -1.8 33.4 1.2 32.2 1.7 32.5 1.8 FY2005 FY2006 FY2007 FY2008 FY2009 (forecast) Net income (left scale) Net premiums written (right scale) Europe (¥ billion) 10 5 0 -50 (¥ billion) 100 50 0 54.0 1.5 67.1 2.4 88.6 -2.4 68.7 -33.6 51.9 1.2 FY2005 FY2006 FY2007 FY2008 FY2009 (forecast) Net income (left scale) Net premiums written (right scale) Reinsurance (¥ billion) 15 10 5 0 -5 -10 (¥ billion) 30 20 10 0 14.8 -4.4 19.6 5.0 26.1 6.7 25.6 4.2 23.2 5.7 FY2005 FY2006 FY2007 FY2008 FY2009 (forecast) Net income (left scale) Net premiums written (right scale) Note: Net income of regions does not include Head Office adjustments which are not allocated to each regional operation or other consolidated adjustments associated with M&As. 24 MSIGH Annual Report 2009

Financial Services and Risk-Related Business

In our financial services, we have substantially curtailed our underwriting of credit derivatives and credit reinsurance in response to the global financial crisis. On the other hand, we continue to endeavor to expand our sales of defined contribution pension plan products, weather and earthquake derivatives, and other products.

To target improved competitiveness in our insurance business and growth in Group earnings, our risk-related operations provide a variety of services. Some of the fields covered by these services include risk management, nursing care, and asset appraisals.

The following chart shows the companies associated with our financial services and risk-related operations.

Business Overview

TRENDS IN CORE PROFIT (FIGURES FOR FISCAL 2009 ARE FORECASTS.)

(¥ billion)

	FY2005	FY2006	FY2007	FY2008	FY2009
Financial Services business	2.6	1.6	2.3	-1.5	0.8
Risk-Related business	-0.0	-0.0	-2.2	-1.8	-1.3
Total	2.5	1.6	0.1	-3.3	-0.4

Note: Core Profit for the Risk-Related business includes the net income of Mitsui Direct.

Sumitomo Mitsui Asset Management Company, Limited	Japan's largest asset management company, in which 4 Sumitomo- or Mitsui-related financial companies have invested
MITSUI SUMITOMO INSURANCE Venture Capital Company, Limited	Venture capital company that identifies ventures that have high potential and offers not only financial support but also prioritizes "business incubation investment."
InterRisk Research Institute & Consulting, Inc.	Specialist risk management company offering both advanced investigative research services and practical consulting regarding risk management
MITSUI SUMITOMO INSURANCE Care Network Company, Limited	Operates Yuraifu Yokohama and Yuraifu Setagaya fee-based nursing-homes for the elderly, and provides a wide range of nursing-care services
American Appraisal Japan Co., Ltd.	Provides a variety of asset appraisal services, including for M&As and real estate, from a neutral and impartial perspective

MSIGH Annual Report 2009 25

Management Framework Management Framework Mission Statement and Charter on Professional Conduct We have formulated the MSIG Mission Statement, which clearly defines our ultimate mission, as well as the MSIG Charter on Professional Conduct, which clarifies the fundamental rules of behavior for all Group employees in realizing our mission. These serve as the core of all the Group’s business activities. MSIG MISSION STATEMENT The MSIG Mission Statement is as follows: Through our insurance and financial services business, we commit ourselves to the following: •Bringing security and safety to people and businesses around the world, and making a lasting contribution to the enrichment of society •Providing the finest products and services, and realizing customer satisfaction •Continuously improving our business, thereby meeting our shareholders’ expectations and earning their trust MSIG CHARTER ON PROFESSIONAL CONDUCT We established and announced the MSIG Charter on Professional Conduct as a pledge to our stakeholders that clarifies the conduct to which all Group employees will adhere. With the aim of realizing the MSIG Mission Statement, the Charter encapsulates the spirit of our mission in terms of daily conduct and consists of the Preamble, the 7 Responsibilities and Our Conduct. Preamble The Preamble is as follows: We, at the Mitsui Sumitomo Insurance Group, aspire to be a company that enjoys the trust of all members of society and inspires pride among its employees. To this end, acting in the best interests of the insurance and financial services community, we: ·Accept, as life’s mission, the provision of superior solutions to social concerns and risks; • Place top priority on fair, impartial, and ethical conduct; and •Constantly work to ensure adequate transparency through internal and external communication and extensive disclosure of information. We, the Mitsui Sumitomo Insurance Group, as the corporation’s social responsibility, pledge to fulfill the 7 Responsibilities below. 7 Responsibilities The “7 Responsibilities” stipulate the responsibilities that we must fulfill for each of our seven categories of stakeholders, namely customers, shareholders, agents, business partners (subcontractors and suppliers), employees, local and international communities, and the environment. The basic stance concerning our responsibility to each stakeholder is clarified in the initial statement of the respective section for each stakeholder, and is followed by a list of specific actions. As an example, Responsibility to Shareholders is as follows: 26 MSIGH Annual Report 2009

Management Framework Management Framework Mission Statement and Charter on Professional Conduct Responsibility to Shareholders We will fulfill shareholder expectations through the improvement of corporate value and appropriate return of profits. 1 We will aim for continual improvements in performance by creating a transparent, self-checking management structure and through the efficient utilization of business resources and appropriate risk management. 2 We will engage actively in IR (by providing timely, unbiased information required in making investment decisions to shareholders and investors) both domestically and internationally, establishing dialogue with shareholders and investors. 3We will not, under any circumstances, engage in any form of insider-trading (trading stock with knowledge of critical undisclosed information). The following are the opening statements for all the other stakeholder categories embodied in the 7 Responsibilities. Responsibility to Customers We will provide the highest quality risk solution services, with “customer satisfaction” as the foundation of all activities. Responsibility to Agents We will aim for co-prosperity through cooperation with agents, our “critical business partners.” Responsibility to Business Partners (subcontractors and suppliers) We will maintain a sound relationship with business partners (subcontractors and suppliers), fulfilling our respective responsibilities to society. Responsibility to Employees We will provide a comfortable work environment for our employees that fosters a sense of satisfaction. Responsibility to Local Communities and the International Community We will build a hospitable relationship with regional and international societies and aim for mutual growth as a working member of these societies. Responsibility to the Environment With our eyes on the future, we will work toward the recovery and preservation of the Earth’s natural environment. our conduct Our Conduct clarifies the appropriate behavior each Group employee should earnestly strive for from the following five perspectives: “Foundation of Conduct,” “Awareness in Daily Activities,” “Focus on Communication,” “Ensuring Compliance” and “When Unsure.” As an example of what Our Conduct entails, the “Foundation of Conduct” is indicated below. •We recognize the absolute necessity of fair and just business practices for continual corporate progress and hereby agree to give utmost priority, in all circumstances, to the practice of ethical conduct. •There shall be no discrimination on the basis of race, nationality, gender, age, occupation, social standing, faith, or disability. •We pledge to build a trusting relationship with society by valuing information disclosure and fulfilling the aforementioned 7 Responsibilities. MSIGH Annual Report 2009 27

Management Framework Corporate Governance As a holding company overseeing all Group businesses, we have established a management framework that incorporates transparency and internal checking functions. In line with our Mission Statement, we are working to realize long-term stability and growth and to increase corporate value through efficient use of managerial resources and proper risk management. MANAGEMENT STRUCTURE Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) works to improve the governance of the Mitsui Sumitomo Insurance Group (“MSIG”) through active disclosure of information and other initiatives. In addition to establishing the framework required of a company with a corporate auditor system, MSIGH appoints outside Directors who are independent of management, and has introduced the executive officer system. These measures strengthen the two functions of management decision-making and supervision, and of business execution. The outside Directors and outside Auditors of the Board have no conflicts of interest with MSIGH, and monitor the management of MSIGH from an independent standpoint from the perspective of outside stakeholders. MANAGEMENT FRAMEWORK OF THE GROUP In order to manage the businesses of the entire Group effectively and to seek to maximize its corporate value, we properly exercise our right as a shareholder with regard to the domestic Group insurance companies: MSI, Kirameki Life, MSI MetLife, and Mitsui Direct. We have concluded a management agreement with the domestic Group insurance companies. Based on this agreement, we require them to comply with the Group basic policies and to seek approval from or report to us on material issues. Additionally, each domestic Group insurance company is called upon in turn to manage its own subsidiaries. We formulate the Group management plan. In order to realize this plan, we also set numerical targets for each of the Group’s business domains and allocate managerial resources properly. We report on how the businesses at MSIGH and its subsidiaries are executed to the Board of Directors. Internal and outside Directors of MSIGH concurrently serve as Directors of the domestic Group insurance companies for the following two reasons. The first is to raise management transparency of the domestic Group insurance companies from a shareholder perspective in consideration of the fact that it has been said that a holding company structure tends to lead to a decline in transparency of the management of subsidiaries, which are the source of profits. The second is for the Board of Directors to have specific knowledge and the most recent information on the businesses of the immediate subsidiaries. FUNCTIONS OF MANAGEMENT DECISION MAKING AND SUPERVISION, NOMINATION AND REMUNERATION, EXECUTION OF BUSINESS,AND AUDITS Management Decision Making and Supervision Composition of the Board of Directors In order to realize substantial discussions by the Board of Directors, MSIGH limits the number of Directors to 15. The Chairman chairs the Board and does not serve as the chief executive officer from the standpoint of separating supervision and execution. We believe that it is crucial that persons independent of management monitor and supervise management from the perspective of outside stakeholders. We therefore have elected four of the 13 Directors and two of the four Auditors of the Board from outside. Outside Directors are persons who were formerly a CEO of a large corporation, an attorney at law, a researcher in corporate ethics, and a legal scholar. Please refer to “Directors, Executive Officers and Auditors of the Board” for the primary responsibility of each outside Director. These persons have no conflicts of interest with MSIGH, supervise management from an independent standpoint, and aptly reflect their rich professional experience, knowledge, and insights in the context of the management of MSIGH. We provide support for outside Directors through the Corporate Planning Department to enable them to obtain sufficient information regarding important matters related to the management of MSIGH (strategic matters, risk management, compliance, etc.). The average rate of attendance of the four outside Directors at the Board meetings in fiscal 2008 was 98%. 28 MSIGH Annual Report 2009

Management Framework Corporate Governance

Functions of the Board of Directors

The Board of Directors possesses functions such as decision making on material managerial issues, supervision of Directors, and formulation of MSIGH's medium- to long-term strategies and basic policies. The Board of Directors has formulated the Basic Policy on Internal Control system. Based on this policy, a Representative Director has built our internal control system and is operating it properly.

Directors report to the Board of Auditors, in addition to reporting on matters prescribed by law, decisions that may have a significant impact on our business or organization, the results of internal audits, and the status and contents of reports made under the internal reporting system. The Chairman, President and Representative Directors exchange opinions with the Board of Auditors on a regular basis.

CORPORATE GOVERNANCE STRUCTURE


GENERAL MEETING OF SHAREHOLDERS
APPOINTS
APPOINTS
APPOINTS
MANAGEMENT DECISION MAKING AND SUPERVISON
BOARD OF DIRECTORS
13 Directors
(including 4 outside Directors)
Nomination Committee
Remuneration Committee
AUDITS
AUDITS
BOARD OF AUDITORS
4 Auditors
(including 2 outside Auditors)
REPORTS
INDEPENDENT AUDITOR
APPOINTS AND SUPERVISES
APPOINTS
EXECUTION OF BUSINESS
Group Management Committee
10 Executive Officers including those who are directors
REPORTS
Task-Specific Committee Meetings on
· Group Management and Operations
· Risk and Compliance
· Disclosure
· CSR, etc.
REPORTS
Departments
INTERNAL AUDITS
Internal Audit Department
BUSINESS ADMINISTRATION
MONITORING / INTERNAL AUDITS
Mitsui Sumitomo Insurance Company, Limited
Mitsui Sumitomo Kirameki Life Insurance Company, Limited
Mitsui Sumitomo MetLife Insurance Co., Ltd.
Mitsui Direct General Insurance Co., Ltd.

Management Framework

MSIGH Annual Report 2009 29

Management Framework NOMINATION AND REMUNERATION We have established the Nomination Committee and the Remuneration Committee as internal committees of the Board of Directors and thus ensure management transparency. These committees are both chaired by an outside Director, and outside Directors account for the majority of members in each committee. The Nomination Committee deliberates and advises the Board of Directors on important nomination matters such as nominees for Directors and Auditors of the Board and appointment of Directors and Auditors of the Board for the domestic Group insurance companies. The Remuneration Committee advises the Board of Directors on matters related to remuneration of Directors as well as the executive compensation system of the domestic Group insurance companies. In order for the Remuneration Committee to function sufficiently, there are no interlocks of Directors or Auditors of the Board between MSIGH and the entities to which the members of the Remuneration Committee belong. We disclose the total amounts of remuneration for all Directors, all outside Directors, all Auditors of the Board, and all outside Auditors of the Board. Directors and Auditors of the Board receive compensation in cash. We have obliged eight Directors who execute businesses of MSIGH or MSI out of the nine internal Directors to buy our stocks monthly at the market price by a specified amount of money based on the remuneration rules that apply. We have no stock option grants. We do not make any loans to Directors and Auditors of the Board. We do not have any pension plans for Directors and Auditors of the Board, and do not make any lump-sum payments to them upon retirement. EXECUTION OF BUSINESS The members of the Group Management Committee comprise internal Auditors of the Board and internal Directors who are responsible for the issues that the Committee is supposed to discuss. The Committee monitors the execution of business by deliberating on certain key issues for MSIGH and the Group, such as management policy and strategy and by reviewing reports on decisions made under the authority of the officers. MSIGH requires relevant officers of the domestic Group insurance companies to attend the Group Management Committee meetings as necessary to cultivate synergies of the Group. Moreover, we have task-specific committee meetings for the purpose of deliberating on executive key issues and realizing proper coordination in communicating the opinions of relevant departments. The main committee meetings are as follows: The Group Management and Operations Committee Meeting (basically convenes two times a month) is tasked with assuring financial soundness and appropriateness of risk management and operations of our subsidiaries by reviewing reports on matters deliberated at meetings of the Boards of Directors and the management committees of the domestic Group insurance companies. The Risk and Compliance Committee Meeting (basically convenes four times a year) monitors the status of risk management and compliance structure of the Group as well as deliberates on and coordinates key issues related to risk management and compliance. The Disclosure Committee Meeting (basically convenes four times a year) examines internal procedures and evaluates the effectiveness of internal controls so that our corporate information, including financial data, is appropriately disclosed. The CSR Committee Meeting (basically convenes two times a year) is tasked with optimizing the total balance of CSR activities as a whole, advancing their level, and managing their progression, aimed at ultimately enhancing the corporate value of the Group and ensuring its sustained development. AUDITS Board of Auditors The Board of Auditors consists of four Auditors, two of whom are outside members. Outside Auditors currently in office are a certified public accountant and an attorney at law, whose rich professional knowledge and experience are b eing reflected in auditing MSIGH. We provide support for outside Auditors of the Board through the Corporate Auditor’s Office. Please refer to “Directors, Executive Officers and Auditors of the Board” for the primary responsibility of outside Auditors. The average rate of attendance of the two outside Auditors of the Board at the Board meetings in fiscal 2008 was 93%, and that at the Board of Auditors meetings in fiscal 2008 was 96%. The Corporate Law of Japan stipulates that an Auditor of the Board is an institution independently appointed and trusted by shareholders. An Auditor of the Board is to audit the execution of 30 MSIGH Annual Report 2009

Management Framework Management Framework Corporate Governance the tasks of Directors on his own responsibility in accordance with the purposes of the Corporate Law and related ordinances. Based on the audit policies and plans formulated by the Board of Auditors, each Auditor of the Board audits the performance of the Directors, internal controls, and other matters by attending key meetings, including the Board of Directors and the Group Management Committee meetings, as well as reviewing important settlement documents, auditing internal departments, and checking on subsidiaries. In addition, an Auditor of the Board may utilize outside advisors at MSIGH’s expense as required. Employees are allowed to report directly to the Board of Auditors on any unfair activities and legal violations that are of significance to the management of MSIGH and on facts that could damage MSIGH severely. Independent Auditor KPMG AZSA & Co. is appointed as the Independent Auditor of MSIGH. In accordance with the purposes of the Corporate Law and related ordinances, the Independent Auditor audits financial statements and accompanying documents both on a consolidated and non-consolidated basis. KPMG AZSA & Co. and MSIGH do not have any relationship of special interest. Internal Audit Department MSIGH and its immediate subsidiaries maintain an internal audit structure tailored to all business activities within the Group in accordance with the “Mitsui Sumitomo Insurance Group Basic Policy on Internal Audits.” The Internal Audit Department of MSIGH reports to the Board of Directors on important matters from the results of internal audits conducted by MSIGH and its immediate subsidiaries, as well as improvements being made following such audits. Cooperation among Corporate Auditors, Independent Auditor and Internal Audit Department Auditors of the Board regularly meet with the Independent Auditor and receive reports and explanations regarding plans, progress, and results of audits as well as discuss issues related to audits as necessary. Auditors of the Board also regularly meet with the Internal Audit Department and exchange opinions and other information on the policy and progress of audits. All the results of audits by the department are reported to Auditors of the Board. The department also assists in audits conducted by Auditors of the Board upon request. STRUCTURE FOR ENSURING THE RELIABILITY OF FINANCIAL REPORTING To ensure the reliability of its financial reporting, MSIGH appoints at least one person who possesses sufficient knowledge in accounting or finance as Auditor of the Board. At the Disclosure Committee, discussions are held with respect to verification of the status of the establishment and operation of internal controls for the financial reporting of MSIGH and Group companies, as well as the effectiveness of information disclosure control. The Committee reports the results of its meetings and all uncovered material weaknesses that are understood to be related to internal controls to the Board of Directors. In June 2006, the former Securities and Exchange Law was comprehensively revised and the Financial Instruments and Exchange Law was enacted. Several clauses of the new law prescribe the necessary internal control structures for financial reporting. In accordance with these stipulations, MSIGH and other listed companies are required to submit an Internal Control Report to the Japanese Prime Minister for any business year starting on April 1, 2008 or thereafter. With the enactment of the U.S. Sarbanes-Oxley (SOX) Act in July 2002, we began building and evaluating a structure for internal control of financial reporting at MSI. Since fiscal 2005, MSI has actively worked to evaluate its internal control for financial reporting autonomously, together with implementing other initiatives. Based on these initiatives, since fiscal 2008, MSIGH has been able to respond smoothly to the mandatory submiss ion of the aforementioned Internal Control Report. 31 MSIGH Annual Report 2009

Management Framework DIRECTORS, EXECUTIVE OFFICERS AND AUDITORS OF THE BOARD (As of July 1, 2009) Titles are for Mitsui Sumitomo Insurance Group Holdings, Inc., unless otherwise noted. Yoshiaki Shin Chairman Toshiaki Egashira President, Chief Executive Officer Hiromi Asano Director, Vice President Executive Officer Kazuo Kondo Vice President Executive Officer Isamu Endo Director, SeniorExecutive Officer Yasuyoshi Karasawa Director, Senior Executive Officer Susumu Fujimoto Director, Senior Executive Officer 32 MSIGH Annual Report 2009

Management Framework Katsuaki Ikeda Director, Managing Executive Officer Hitoshi Ichihara Director, Managing Executive Officer Katsuhiko Kaneyoshi Managing Executive Officer Syuhei Horimoto Director, Managing Executive Officer Eiko Kono *1 Director (Outside) Kenji Koroyasu *2 Director (Outside) Iwao Taka *3 Director (Outside) Toshihiko Seki *4 Director (Outside) Takashi Yamashita Auditor of the Board Yoshio Iijima Auditor of the Board Sousuke Yasuda *5 Auditor of the Board (Outside) Daiken Tsunoda *6 Auditor of the Board (Outside) Shizuka Sasaki President, Chief Executive Officer, Mitsui Sumitomo Kirameki Life Insurance Company, Limited Yukio Higuchi Representative Director, President Mitsui Sumitomo MetLife Insurance Co., Ltd. Shigeru Kondo President, Chief Executive Officer, Mitsui Direct General Insurance Co., Ltd. Notes: *1. Formerly Chairperson of the Board, Recruit Co., Ltd. *2. Of Counsel, TMI Associates *3. Dean of International School of Economics and Business Administration, Reitaku University; Visiting Professor, Graduate School of Management, Kyoto University *4. Honorary Professor, Tohoku University; Professor, Hosei University Law School; Attorney at Law *5. Senior Advisor, GYOSEI & CO.; Managing Partner, GYOSEI Certified Public Tax & Accountants’ Co. *6. Attorney at Law, Nakamura, Tsunoda & Matsumoto 33 MSIGH Annual Report 2009

Management Framework Risk Management BASIC POLICY The business environment is constantly changing due to the growing complexity of societies and economies, making the risks affecting the management of MSIG larger in scale and more diversified. We tackle risk management as one of our foremost priorities, highlighting our commitment to enhancing corporate value and to fulfilling our responsibility to customers, shareholders, and other stakeholders by taking sound and appropriate risk measures. The risk management measures of MSIG are aimed ultimately at raising MSIG’s corporate value, financial soundness, capital efficiency, and profitability by managing the various risks in pursuit of our management targets in consideration of the relationships between these risks and shareholders’ equity. RISK MANAGEMENT STRUCTURE The Board of Directors of MSIGH has formulated the Basic Policy on Group Risk Management, a fundamental principle on risk management to be shared by all Group companies. In accordance with this basic policy, the domestic Group insurance companies have each established risk management policies suited to their respective business and are implementing risk management based on these policies. Each domestic Group insurance company, including their subsidiaries, manages the risks related to its particular business, whereas MSIGH oversees risk management throughout MSIG. MSIGH has therefore established the Corporate Risk Management Department to monitor the status of risks and risk management of MSIG as a whole. Based on discussions at the Risk and Compliance Committee, one of the Task-specific Committees at MSIGH, reports are submitted to the Board of Directors concerning important matters revealed by the monitoring. Furthermore, MSIGH engages in integrated risk management through quantification of risks in order to implement risk management of MSIG as a whole that takes into consideration the relationship between risk and shareholders’ equity. Specifically, quantifying risks by Value at Risk (VaR), MSIGH monitors the status of risks of each domestic Group insurance company for each principal risk category. Further, we have established response measures when there is any conflict with risk limits. We integrate risk exposure for the entire Group and compare the total risk exposure with net asset value as part of efforts to confirm the soundness of our management regularly. Along with these measures, we perform verifications that assume various stress scenarios such as large-scale disasters or a deterioration of financial markets. PRINCIPAL RISKS AND RISK MANAGEMENT POLICIES MSIG categorizes and manages the following principal risks: 1 Insurance Underwriting Risks Insurance underwriting risks are risks associated with insurance losses caused by volatility in economic trends or the rate of accidents that differ significantly from the projections on which the premiums have been set. We will realize stable and sound underwriting and claims payment in the future by setting and applying appropriate premium rates and thus retaining an adequate level of reserves to cover social or economic contingencies and/or natural disasters. 2 Investment Risk Investment risks are risks for losses caused by fluctuations in asset value or asset management unsuitable to the characteristics of our liabilities. Understanding that our assets are the very resource with which we fulfill our responsibility to policyholders, we will work to ensure the soundness of assets and achieve stable profitability. 3 Operational Risks Liquidity Risk We will maintain an effective system that prevents cash shortages and allows swift delivery of capital sufficient to cover payments of large claims in case of a natural disaster such as a major earthquake or other contingencies and repayments of unearned premiums. Transaction Risk We work to prevent mistakes and misconduct and to execute business transactions properly, recognizing their potential in al l aspects of our operations. Information Risk With respect to data and information that we possess for our business as well as the systems that process and manage information, we will assure confidentiality (protection from 34 MSIGH Annual Report 2009

Management Framework Management Framework Risk Management unauthorized access), completeness (maintaining impartiality), and availability (assuring uninterrupted access), and execute business and conduct operations properly. Legal Risk We will maintain an appropriate legal check system so as to avoid unforeseen liabilities resulting from execution of our business. Accident/Disaster Risk We take preventive measures and devise proper responses to disasters, accidents, and criminal conduct which may have an adverse impact on our employees and/or our assets. MSIG manages a form of risks that is characteristic of our Group structure. The risks facing each Group company are managed in such a manner that they do not impact on the soundness of each Group company or the entire Group through diffusion, maldistribution or concentration. CRISIS MANAGEMENT STRUCTURE In preparation for the emergence of any crisis that could have an impact on MSIG, each Group company has formulated its own crisis management manual and business continuity plan that prescribe response countermeasures for any contingencies and also works to assure the effectiveness of these measures through the implementation of training. MSIGH promotes and confirms the state of these measures at each Group company. RISK MANAGEMENT FRAMEWORK MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC. BOARD OF AUDITORS Audits BOARD OF DIRECTORS Group Management Committee Risk and Compliance Committee Corporate Risk Management Department Presentation of risk management policies Group risk monitoring Report on the status of risk management FORMULATION OF RISK MANAGEMENT POLICIES EXECUTION OF RISK MANAGEMENT Mitsui Sumitomo Insurance Company, Limited Mitsui Sumitomo Kirameki Life Insurance Company, Limited Mitsui Sumitomo MetLife Insurance Co., Ltd. Mitsui Direct General Insurance Co., Ltd. 35 MSIGH Annual Report 2009

Management Framework Management Framework Compliance Compliance BASIC POLICIES ON COMPLIANCE MSIG positions the MSIG Charter on Professional Conduct as its fundamental policy related to compliance in the Group, and as a standard to which the Group must adhere. Moreover, MSIG is working to instill a thorough awareness of compliance. The domestic Group insurance companies are aware of the importance of all officers and employees complying with the relevant laws and internal regulations, and conducting business activities while maintaining the highest sense of ethics. To this end, the companies have formulated their own compliance policies, which are based on the MSIG Charter on Professional Conduct, and implemented other measures. In this manner, the companies will fulfill their social responsibility as insurers by conducting business operations that repay the trust placed in them by customers and all other stakeholders. COMPLIANCE PROMOTION STRUCTURE MSIGH has established the Compliance Department for overseeing all compliance-related matters of MSIG. At each domestic Group insurance company, a compliance department that covers compliance-related issues within its own domain is responsible for formulating and advocating compliance policies, internal regulations and measures concerning compliance, and for planning and advocating rules for business operations pertaining to insurance solicitation. The department also confirms the facts and examines the details regarding any action that may constitute an infringement of laws or internal regulations. SPECIFIC COMPLIANCE ACTIVITIES Compliance Programs MSIGH and domestic Group insurance companies have formulated their Compliance Programs at meetings of the Board of Directors as a company-wide implementation plan regarding compliance. Moreover, at each of the domestic Group insurance companies, the state of implementation and issues concerning compliance programs are reported regularly to the Board of Directors, the Audit Committee or the Compliance Committee. Compliance Manual MSIGH and domestic Group insurance companies have made a Compliance Manual, which contains policies regarding compliance, rules regarding obeying laws, laws to be observed by all officers and employees, as well as explanations of actual examples of compliance matters. By distributing the Compliance Manual to all officers and employees and implementing training, each company is facilitating a thorough familiarization with basic matters concerning compliance. In addition, each company has developed a compliance structure for confirming the facts and investigating any actions that may infringe laws or internal regulations by providing clear directions in the Compliance Manual on where to report such actions. Compliance Training Based on the aforementioned Compliance Program, MSIGH and domestic Group insurance companies formulate and implement education and training plans for directors, employees and sales agents each fiscal year. These efforts are made to heighten awareness of the importance of adhering to laws as well as to increase knowledge about laws and internal regulations. Compliance Inspections Each Group insurance company implements various inspections with the aims of preventing any action that may constitute an infringement of laws or internal regulations, and responding quickly should such an action occur. For example, MSI carries out voluntary monthly inspections in sales and casualty-support departments called Business Operation Inspections. The inspections cover important matters related to day-to-day business operations decided in advance, with the aim of accurately identifying any deficiencies in day-to-day operations, and acting quickly to rectify them. Moreover, MSI has established the Business Management Report System, the Business Management Support System, the Group Solicitation Management Inspection System and other inspection systems, thereby enabling sales branch office s and insurance benefit payment centers to understand these deficiencies in a timely and appropriate manner. Other domestic Group insurance companies conduct inspection activities based on compliance-related issues in accordance with each company’s particular business model. Monitoring Activities by MSIGH The Compliance Department of MSIGH monitors the compliance structures and status of promoting these structures for all domestic Group insurance companies. By doing so, the Compliance Department ascertains the state of compliance for the entire Group, enabling it to report on any relevant matters to management. Also, MSIGH and the domestic Group insurance companies hold meetings of the Liaison Council for Compliance Departments, which work to strengthen the compliance structure of the entire Group by sharing awareness, knowledge, and know-how concerning compliance- related issues. 36 MSIGH Annual Report 2009

Management Framework Management Framework Corporate Social Responsibility Corporate Social Responsibility As previously mentioned, the MSIG Mission Statement articulates MSIG’s mission to “bring security and safety to people and businesses around the world, and make a lasting contribution to the enrichment of society.” Additionally, our main business of insurance, existing as a framework for mutual cooperation, requires fair and unbiased operations of the highest standards and contributes to the stabilization of the economy and society through providing compensation for unforeseen losses to corporations and individuals as well as assistance in mitigating and resolving of risks. In view of these characteristics, we believe that CSR activities trace back to the origins of the business of insurance. Under New Challenge 10, our medium-term management plan, our Basic Group Strategy calls for “Achieving CSR management through ‘quality’ improvement from the customer’s perspective, ‘trust’ and ‘growth’.” This means achieving a virtuous cycle in which improvements in all aspects of quality, in relation to employees and management of agency operations as well as products and services, lead to trust and growth. Through this process, we will fulfill our responsibility to our customers and all other stakeholders. Important Themes MSIG considers the following three themes to be crucial to achieving our CSR management goals. I Improving the quality of customer contact To continue as a company (Group) that is needed and trusted by our customers, we must sustain a corporate climate to work to improve the quality of contact with customers. We are reforming our work frameworks and systems to ensure that customers correctly understand and agree with insurance policies at our most important contact points with customers—when we sell insurance products, and when we pay out insurance benefits. We think that growth of each of the employees supports quality improvement. Having determined what is indispensable for improving the quality of customer contact, we are working on implementing measures supporting employee training and target achievements, and on creating work environments which employees find meaningful, stimulating and worthwhile. II Protecting the global environment Contributing to the protection of the global environment is an important obligation demanded of companies worldwide. As an insurance and financial services company, we not only provide society with solutions in the form of protection against natural disasters and other causes of damage—we also play a role in mitigating worsening environmental problems with our encouragement of environmentally friendly business activities through products and services in relation to customers and business partners, notably in the form of paperless insurance policy agreements and the use of recycled parts when repairing vehicles after accidents. We are also actively working to preserve biodiversity. III Contributing to regional and international societies We consider it a natural obligation of a company to contribute as a member of both regional and international societies in order to solve a variety of social issues. Acting on this rationale, we advance initiatives through our business activities that contribute to the development of insurance markets in Asian countries, and hence the sound development of their insurance industries. We also work to support activities carried out by our employees individually. Listening to the Voices of Customers In order to improve the quality of our contact with customers, we pay keen attention to the voices of customers and work in turn to reflect these opinions in our operations. In accordance with the Group’s Basic Policy on Complaints Response, we respond to each “statement of dissatisfaction” from a customer in a quick, appropriate, and sincere manner. We actively collect and analyze customers’ opinions as valuable information for improving quality and put them to good use in the development and improvement of our products and services. In July 2007, MSI and Kirameki Life implemented a complaint response management system that conforms to ISO10002 standards, and have properly operated this system in line with a PDCA cycle. MSIG’s CSR initiatives are reported in detail in CSR Report 2009. For those who would like a copy of this report, please contact us at the following address. Mitsui Sumitomo Insurance Group Holdings, Inc. Corporate Planning Department, CSR Section E-mail: aaa703_csr@ms-ins.net 37 MSIGH Annual Report 2009

38 MSIGH Annual Report 2009

Financial Section (GAAP in Japan)
Financial Section (GAAP in Japan)
CONTENTS
40 Five-Year Summary (Unaudited) 41 Management’s Discussion and Analysis (Japan GAAP) 48 Segment Information—Non-Life Insurance (Unaudited) 51 Segment Information—Life Insurance (Unaudited) 52 Consolidated Balance Sheets 54 Consolidated Statements of Income 55 Consolidated Statements of Changes in Net Assets 57 Consolidated Statements of Cash Flows 58 Notes to Consolidated Financial Statements 75 Independent Auditors’ Report
Mitsui Sumitomo Insurance Group Holdings, Inc. was established on April 1, 2008. Therefore, its consolidated financial results for March 31, 2008 and earlier represent the financial results of Mitsui Sumitomo Insurance Company, Limited, its subsidiary.
39 MSIGH Annual Report 2009

FIVE-YEAR SUMMARY (UNAUDITED)

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED AND SUBSIDIARIES FOR THE YEARS ENDED MARCH 31, 2005, 2006, 2007, 2008, AND MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC. AND SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2009

	Yen in millions					Dollars in millions
	2005	2006	2007	2008	**2009**	**2009**
Ordinary income:	¥2,021,917	¥2,106,874	¥2,117,072	¥2,137,603	**¥2,040,013**	**$20,816**
Net premiums written	1,407,328	1,464,107	1,492,808	1,541,032	**1,445,651**	**14,752**
Ordinary profit (loss)	87,577	127,710	91,684	60,866	**(13,044)**	**(133)**
Net income	65,725	71,660	60,796	40,027	**8,192**	**84**
Net assets	1,461,575	2,027,469	2,182,877	1,671,517	**1,023,021**	**10,439**
Total assets	7,402,311	8,592,873	9,011,652	8,397,718	**7,440,709**	**75,926**
	Yen					Dollars
Net income per share						
Basic	¥ 45.51	¥ 50.27	¥ 42.82	¥ 28.37	**¥ 19.45**	**$ 0.20**
Net assets per share	1,021.13	1,427.17	1,536.71	1,178.48	**2,411.70**	**24.61**
Equity ratio	19.74%	23.60%	24.06%	19.71%	**13.59%**	—
Return on equity	4.59%	4.11%	2.90%	2.09%	**0.61%**	—
Price earnings ratio	21.60	31.85	34.54	35.50	**116.97**	—
Cash flows	Yen in millions					Dollars in millions
Cash flows from operating activities	¥ 160,695	¥ 313,007	¥ 227,417	¥ 189,688	**¥ 38,612**	**$ 394**
Cash flows from investing activities	(222,940)	(264,352)	(220,522)	(185,621)	**94,495**	**964**
Cash flows from financing activities	63,622	(33,580)	(37,358)	(329)	**4,184**	**43**
Cash and cash equivalents at the end of year	365,815	386,179	365,350	364,081	**455,430**	**4,647**
Number of employees	16,432	18,154	18,882	20,237	**21,336**	—

Notes: 1. U.S. dollar amounts in this table have been translated from yen, for convenience only, at the rate of ¥98=US$1. For details, see Note 1 of the Notes to Consolidated Financial Statements.

2. Effective from the year ended March 31, 2007, MSIG adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8, issued on December 9, 2005).

Financial Section (GAAP in Japan)

40 MSIGH Annual Report 2009

Financial Section (GAAP in Japan) MANAGEMENT’S DISCUSSION AND ANALYSIS (Japan GAAP) 1. Overview This Management’s Discussion and Analysis (MD&A) aims to provide readers with information concerning matters that could affect financial condition and business results of Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) and its subsidiaries (collectively, “MSIG”) . Specifically, upon describing MSIG’s businesses and explaining points for consideration in the Overview section, the information provided herein includes: critical accounting policies and estimates, summary of business results, cash flow analysis and financial position, issues to be addressed by MSIG, risk analysis, solvency margin ratio, and MSI’s credit rating. The following is a description of MSIG’s principal businesses and the positioning of Group companies within these businesses. 1) Non-Life Insurance Business Mitsui Sumitomo Insurance Company, Limited (“MSI”) and Mitsui Direct General Insurance Co., Ltd. (“Mitsui Direct”) engage in the non-life insurance business in Japan. Overseas, non-life insurance business is undertaken by MSI in addition to a total of 25 Group companies, including Mitsui Sumitomo Insurance USA Inc., Mitsui Sumitomo Insurance Company of America, Mitsui Sumitomo Insurance Company (Europe), Limited, and Mitsui Sumitomo Insurance (Singapore) Pte Ltd. 2) Non-Life Insurance-Related Businesses In Japan, MSIG carry out non-life insurance-related businesses through 16 Group companies, including Mitsui Sumitomo Insurance Claims Adjusting Company, Limited, while overseas MSIG undertake non-life insurance-related business through 34 Group companies, including MSIG Holdings (Americas), Inc. 3) Life Insurance Business MSIG’s Life Insurance business in Japan is carried out by Mitsui Sumitomo Kirameki Life Insurance Company, Limited (“Kirameki Life”) and Mitsui Sumitomo MetLife Insurance Co., Ltd. (“MSI MetLife”). 4) Asset Management-Related Business Sumitomo Mitsui Asset Management Company, Limited engages in investment and investment advisory services businesses in Japan, while the latter business is carried out overseas by 3 Group companies. In Japan, 15 Group companies, including MITSUI SUMITOMO INSURANCE Venture Capital Company, Limited, are involved in asset management-related businesses, and overseas this business is undertaken by 5 Group companies. (2) Points to Be Noted Regarding Figures MSI, the core company of MSIG, is a Japanese corporation and prepares its legal consolidated financial statements in accordance with accounting principles generally accepted in Japan (“Japan GAAP”). In addition, as MSIG’s sales (net premiums written) are mainly derived from the Japanese market, the preparation of various MSIG plans as well as the management of monthly business results are essentially based on Japan GAAP. As such, New Challenge 10, MSIG’s medium-term management plan from fiscal 2007 to fiscal 2010, has been prepared based on Group Core Profit mainly under Japan GAAP. Therefore, in principle, this MD&A uses figures in accordance with Japan GAAP as previously mentioned. 2. Critical Accounting Policies and Estimates MSIGH’s consolidated financial statements are prepared in accordance with Japan GAAP. The preparation of these financial statements requires the management of MSIGH to select and apply accounting policies as well as to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. Nevertheless, these estimates contain inherent uncertainties and thus actual results could differ. Significant accounting policies used in the preparation of MSIGH’s consolidated financial statements are presented in “5. Accounting Policies” in the “Basis of Presentation” of the “Notes to Consolidated Financial Statements.” Management foresees the following significant accounting policies and estimates as having a significant impact on its consolidated financial statements. 1) Method for Determination of Fair Value A portion of assets and liabilities are recorded on the Balance Sheets at fair values. Their fair values are determined based on market prices. For derivatives for which market prices are not available, the estimate of fair value is based on the present value of future cash flows, the indication of reference obligations, the contract periods, and other components. 2) Impairment of Marketable Securities Marketable securities are subject to the risk of price fluctuations in securities markets. Accordingly, MSIG carries out impairment accounting for securities based on reasonable criteria set by MSIG in accordance with relevant accounting standards and practices. If the securities markets decline, MSIG’s marketable securities could be subject to losses on their devaluation.
41 MSIGH Annual Report 2009

3) Impairment of Long-Lived Assets

MSIG carries out impairment accounting to reflect recoverable amounts under certain conditions for fixed assets for which investment amounts are unlikely to be recovered due to a decline in value. The recoverable amount for an asset or asset group is the higher of the net sales value (the value computed by deducting expected disposal expenses from the fair value of an asset or asset group) or value in use (the present value of expected future cash flows resulting from the continual usage and subsequent disposal of an asset or asset group). Accordingly, the amount of the impairment loss for long-lived assets depends on estimated future cash flows based on the assumptions and forecasts which MSIG considers reasonable. Consequently, an additional impairment loss could be incurred in the event of a change in the usage of the long-lived assets or in the event of changes in real estate or leasing market prices.

4) Deferred Tax Assets

In determining recoverable deferred tax assets, future taxable income is estimated based on the assumptions and forecasts which MSIG considers reasonable. Because the recoverable amount of deferred tax assets depends on estimates of future taxable income, the amount of deferred tax assets could fluctuate in the event of a subsequent change to estimates of future taxable income.

5) Allowance for Credit Losses

In preparation for losses on bad credits, MSIG records estimated amounts deemed to be unrecoverable as an allowance for credit losses. There is a possibility of a change in initial estimated amounts for unrecoverable amounts, as well as in amounts recorded as an allowance for credit losses, due to changes in the financial condition of the debtor.

6) Outstanding Claims

MSIG estimates and sets aside reserves as outstanding claims for any unpaid amounts of its payment obligations as determined or recognized by insurance contracts. The recorded amounts for claims paid and outstanding claims for claims payable could change from initial estimates due to the results of legal judgments or exchange rate fluctuations.

7) Underwriting Reserves

To execute future obligations in accordance with insurance contracts, MSIG sets aside underwriting reserves. It could become necessary to increase policy reserves and other provisions in the event of significant changes in the business environment and conditions initially forecasted and in the event of unforeseen losses and claims.

8) Retirement Benefit Expenses and Obligations

Retirement benefit expenses and obligations are calculated based on assumptions that include discount rates, future retirement rates, and mortality rates. However, future retirement benefit expenses and obligations could change in the event that actual results differ from the assumptions used in their projection, or in the event that it becomes necessary to change the assumptions.

3. Summary of Business Results

During the fiscal year ended March 31, 2009, the Japanese economy deteriorated rapidly under the impact of a worldwide financial crisis triggered by the U.S. subprime loan problem. From mid-year onward, corporate profits tumbled as exports declined and capital investment fell substantially while personal consumption and investment in housing stagnated.

The business environment for the Japanese insurance industry became increasingly severe. In the non-life insurance industry, revenues from insurance premiums declined as premium rates for compulsory automobile liability insurance were lowered and the impact of deterioration in the economy was felt in the decline of domestic auto sales. In the Japanese life insurance industry, the amount of new policies continued to decline against a background of an aging society and the trend toward having fewer children.

In order to realize agile and flexible management and operation of MSIG's businesses and to manifest our integrative strengths in the best way possible through pursuit of synergies, MSIG established MSIGH as a holding company on April 1, 2008, taking MSI as a wholly owned subsidiary through the transfer of shares. MSIGH acquired all of the shares of Kirameki Life, Mitsui Direct, and MSI MetLife held by MSI on July 1, 2008, putting in place the business structure whose core is MSIGH.

MSIG worked to achieve corporate social responsibility (CSR) in management through a virtuous cycle of perpetually striving to improve product quality, thereby earning the trust of even more of MSIG's customers, and generating growth in MSIG's businesses based on that trust. MSIG's goal is to become a world's top-level insurance and financial group that enduringly grows through competitiveness derived from the quality of our company's products, based on New Challenge 10, MSIG's medium-term management plan which began in fiscal year 2007. Through these efforts, MSIG attained the following business results for the fiscal year ended March 31, 2009.

Key Consolidated Financial Indicators

(Yen in millions)

	2008	**2009**	Change	Change (%)
Net premiums written	¥1,541,032	**¥1,445,651**	¥(95,381)	(6.2)%
Life insurance premiums	156,528	**133,367**	(23,160)	(14.8)
Ordinary profit (loss)	60,866	**(13,044)**	(73,911)	(121.4)
Net income	40,027	**8,192**	(31,835)	(79.5)

Financial Section (GAAP in Japan)

42 MSIGH Annual Report 2009

During the fiscal year ended March 31, 2009, net premiums written decreased ¥95.3 billion year on year to ¥1,445.6 billion. The main causes were a year-on-year decrease of ¥77.3 billion in net premiums written by subsidiary MSI due mainly to decreased revenues from compulsory automobile liability insurance caused by lowered premium rates and from voluntary automobile insurance, a principal insurance line, and decreased net premiums written by overseas subsidiaries due to the strong yen.

Life insurance premiums decreased ¥23.1 billion year on year to ¥133.3 billion due to a decrease in life insurance premium income of subsidiary Kirameki Life mainly caused by an increase in insurance contract dissolutions.

Ordinary profit declined ¥73.9 billion year on year to amount to an ordinary loss of ¥13.0 billion. The main factors were a large loss on valuation of marketable securities due to the impact of the worldwide financial crisis and the occurrence of a large-scale accident related to the underwriting of credit insurance at a European subsidiary. After adding and subtracting extraordinary income and losses and current and deferred income taxes to the ordinary loss, net income amounted to ¥8.1 billion, down ¥31.8 billion from the previous fiscal year. In the fiscal year under review, extraordinary income of ¥25.7 billion was posted as the reversal of the reserve for price fluctuation.

Geographic Segment Information

Results by geographic segment were as follows.

We recorded ordinary income of ¥1,864.1 billion in Japan, ¥77.9 billion in Asia (excluding Japan), ¥94.7 billion in Europe, and ¥41.2 billion in the Americas. Ordinary profit amounted to ¥18.3 billion in Japan, ¥3.4 billion in Asia, and ¥6.6 billion in the Americas, while an ordinary loss of ¥36.3 billion was posted in Europe. Japan accounted for the largest proportion of ordinary income at 90% before eliminations for transactions in Japan.

In the non-life insurance business, the following table shows the key financial indicators of MSI, a particularly important subsidiary.

Key Non-Consolidated Financial Indicators of MSI

(Yen in millions)

	2008	**2009**	Change	Change (%)
Net premiums written	¥1,311,345	**¥1,234,011**	¥(77,334)	(5.9)%
Net loss ratio	64.9%	**69.8%**	4.9%	—
Net expense ratio	31.6%	**34.1%**	2.5%	—
Underwriting profit (loss)	¥ (19,641)	**¥ 32,477**	¥ 52,118	—
Ordinary profit (loss)	55,018	**25,532**	(29,486)	(53.6)
Net income	38,365	**46,580**	8,215	21.4

An overview of underwriting is as follows.

Within underwriting profit, net premiums written decreased 5.9% year on year to ¥1,234.0 billion. The main causes were decreased revenues from compulsory automobile liability insurance because premium rates were lowered and from voluntary automobile insurance, a principal insurance line.

Within underwriting expenses, net claims paid increased ¥7.4 billion year on year to ¥784.8 billion mainly due to large insurance payments overseas. The net loss ratio rose 4.9 points to 69.8%.

The net expense ratio rose 2.5 points to 34.1%. Although commissions and collection fees declined due to decreased insurance premiums, sales and administrative expenses associated with insurance underwriting increased ¥8.0 billion year on year to ¥213.1 billion. Underwriting profit increased ¥52.1 billion year on year to ¥32.4 billion, reflecting increases and decreases in income from premiums of saving-type insurance, maturity refunds to policyholders, a reversal of the reserve for outstanding claims and a reversal of the reserve for liabilities.

An overview by lines of insurance is as follows:

Net Premiums Written

(Yen in millions)

Lines of Insurance	2008			**2009**		
	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)
Fire and Allied	¥176,291	(1.5)%	13.4%	**¥176,199**	**(0.1)%**	**14.3%**
Marine	72,766	3.6	5.5	**64,189**	**(11.8)**	**5.2**
Personal Accident	130,780	(2.3)	10.0	**128,947**	**(1.4)**	**10.5**
Voluntary Automobile	555,894	(1.4)	42.4	**535,745**	**(3.6)**	**43.4**
Compulsory Automobile Liability	191,001	(0.6)	14.6	**148,274**	**(22.4)**	**12.0**
Other	184,611	(0.9)	14.1	**180,654**	**(2.1)**	**14.6**
Total	1,311,345	(1.0)	100.0	**1,234,011**	**(5.9)**	**100.0**

Net Claims Paid

(Yen in millions)

Lines of Insurance	2008			**2009**		
	Amount	Change (%)	Net loss ratio (%)	Amount	Change (%)	Net loss ratio (%)
Fire and Allied	¥ 78,625	(7.3)%	47.1%	**¥ 70,940**	**(9.8)%**	**42.6%**
Marine	34,644	10.4	50.6	**31,017**	**(10.5)**	**51.5**
Personal Accident	66,559	9.6	58.1	**68,879**	**3.5**	**60.4**
Voluntary Automobile	353,424	(0.4)	70.8	**352,674**	**(0.2)**	**74.0**
Compulsory Automobile Liability	136,386	1.1	77.2	**137,200**	**0.6**	**99.8**
Other	107,743	3.4	62.0	**124,090**	**15.2**	**72.3**
Total	777,383	0.8	64.9	**784,803**	**1.0**	**69.8**

Fire and Allied Insurance

Net premiums written decreased 0.1% year on year to ¥176.1 billion. The net loss ratio declined 4.5 points year on year to 42.6%.

Financial Section (GAAP in Japan)

MSIGH Annual Report 2009 43

Financial Section (GAAP in Japan) Marine Insurance Net premiums written decreased 11.8% from the previous year to ¥64.1 billion due mainly to decreased logistics activity amid the worldwide economic slowdown and to the strong yen. The net loss ratio rose 0.9 points year on year to 51.5%. Personal Accident Insurance Net premiums written decreased 1.4% to ¥128.9 billion due mainly to declines in saving-type accident insurance products. The net loss ratio rose 2.3 points year on year to 60.4%. Voluntary Automobile Insurance Net premiums written decreased 3.6% to ¥535.7 billion, reflecting a decrease in policies written amid slumping vehicle sales in Japan. The net loss ratio rose 3.2 points year on year to 74.0%. Compulsory Automobile Liability Insurance Net premiums written decreased 22.4% to ¥148.2 billion due mainly to the lowering of rates for compulsory automobile liability insurance. The net loss ratio rose 22.6 points year on year to 99.8%. Other Insurance Net premiums written decreased 2.1% to ¥180.6 billion. The net loss ratio rose 10.3 points year on year to 72.3%, mainly due to the incurrence overseas of large insurance payouts. An overview of asset management is as follows: After deduction of investment gains mainly to cover maturity payments to policyholders of saving-type insurance, asset management income rose ¥25.8 billion year on year to ¥161.4 billion. Although interest and dividends received decreased ¥16.6 billion to ¥137.8 billion, this reflected the year-on-year increase in net gains on sale of securities. Asset management expenses, however, increased ¥105.4 billion year on year to ¥155.7 billion mainly due to increased losses on devaluation of securities amid substantial drops in share prices. As a result of these factors, ordinary income declined ¥29.4 billion year on year to ¥25.5 billion. After adding and subtracting extraordinary income and losses and current and deferred income taxes from ordinary income, net income amounted to ¥46.5 billion, up ¥8.2 billion from the previous fiscal year, mainly due to the posting of extraordinary income associated with the reversal of the reserve for price fluctuation. 4. Cash Flow Analysis and Financial Position In fiscal 2008, cash flows provided by operating activities decreased ¥151.0 billion from the end of the previous fiscal year to ¥38.6 billion mainly due to a decrease in income from insurance premiums. Net cash provided by investing activities increased ¥280.1 billion from net cash used at the end of the previous fiscal year to ¥94.4 billion, reflecting an increase in income from the sale and redemption of securities. Net cash provided by financing activities increased ¥4.5 billion from net cash used at the end of the previous fiscal year to ¥4.1 billion, reflecting the issue of corporate bonds. As a result, cash and cash equivalents at end of year increased ¥91.3 billion to ¥455.4 billion. Total assets at March 31, 2009 stood at ¥7,440.7 billion, a 11.4% decrease compared with the previous fiscal year-end. This change was mainly due to a decrease in unrealized gains on investment securities. Total net assets amounted to ¥1,023.0 billion, a decline of ¥648.4 billion from the previous fiscal yearend. The equity ratio was 13.6% compared with 19.7% at the end of the previous fiscal year. 5. Issues to be Addressed by MSIG The real world economy is worsening under the impact of increasing turmoil in global financial markets triggered by the financial crisis that occurred in fiscal 2008. In Japan also, the deterioration in corporate results due to the economic slowdown is impacting the employment situation and income environment. It is projected that the economic slump will continue for some time, despite signs that it is bottoming out. In the Japanese non-life insurance industry, the business environment is expected to become increasingly severe with sluggish capital investment due to worsening business results in the corporate sector while automobile sales slump in the consumer sector reflecting the economic slowdown. In the life insurance industry, a decline in new contracts is expected due to the progression toward an aging society and trend toward having fewer children. A recovery in the financial markets is expected to require some time despite the ongoing return to equilibrium, and a rapid recovery in asset investment income can not be anticipated. Under these circumstances, it is important to make even greater efforts to increase MSIG’s earning power by responding appropriately to the changing needs of MSIG’s customers and the diversification of sales channels, to implement efficient operating processes and proper insurance underwriting and oversight and to strengthen asset investment risk management, while also working to enhance our potential for growth. MSIG will achieve a rapid improvement in quality in all business areas by providing products and services that are easy for MSIG’s customers to understand, building a sales network trusted by MSIG’s customers, actively engaging in areas of growth, further improving our responsiveness to enable swift, fair and equitable insurance claims payments, and establishing a foundation for supporting business processes, based on New Challenge 10, MSIG’s medium-term management plan through to 2010. MSIG will propel its business forward using these improvements as its competitive strengths. 44 MSIGH Annual Report 2009

Financial Section (GAAP in Japan) As the holding company of MSIG, MSIGH will continue to dynamically re-allocate management resources to growth domains based on the business strategies of the entire Group, and work to further strengthen internal controls and redouble our efforts to manage risks and ensure compliance. Moreover, on January 23, 2009, MSIGH and MSI signed a memorandum concerning discussions on a possible business combination and business alliances with Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd. By strengthening and expanding our business foundation and management resources both qualitatively and quantitatively in an agile and dramatic manner, MSIG will build a world-class financial and insurance group that will expand its business globally. To achieve sustained growth and increase corporate value, we will make every effort to achieve business combination and business alliances. 6. Risk Analysis The following matters possibly affecting MSIG’s business results and financial conditions could have a significant impact on investors’ decisions. Matters regarding future projections contained in this section are based on judgments derived from information available at the time securities reports were submitted. (1) Asset management risk MSIG possesses various types of investment assets, including off-balance-sheet assets, such as marketable securities, loans, and real estate, and these assets may decrease in value due to worsening economic environments or deteriorating financial markets. The main risks associated with these assets are as follows. 1) Risk of stock price declines MSIG holds large amounts of stock from the perspective of maintaining relationships with business partners over the long and medium terms. Nevertheless, there is a risk of valuation losses and losses on sales of stocks in the event of a large decline in future stock prices. 2) Interest rate risk There is a risk of a decline in the value of MSIG’s assets with fixed interest rates such as bonds and loans in the event of a rise in interest rates. 3) Exchange rate risk MSIG holds assets denominated in foreign currencies, mainly the U.S. dollar and the Euro. Nevertheless, there is a risk that the value of these assets could decline due to the effects of exchange rate movements. 4) Credit risk There is a risk of a decline in the value of such Company assets as stocks, corporate bonds, and loans due to a bankruptcy or decline in the creditworthiness of stock and bond issuers or debtors as well as the risk that principal and interest will be unrecoverable. (2) Risk of large claims payments due to natural disasters There are instances of large claims payments for such natural disasters as typhoons and earthquakes. Accordingly, MSIG hedges such risk through reinsurance and by reserves for catastrophic claims. Nevertheless, there is a possibility that unexpectedly large-scale natural disasters could occur as a result of irregular weather and other factors, resulting in a risk that MSIG would incur large amounts of claim payments for these disasters, causing a worsening of business results. (3) Liquidity risk If a natural disaster occurs, there is a risk that MSIG could incur a loss because of worsening fund management due to an increase in claims payments and other factors as well as the necessity of having to procure funds at a cost significantly above normal rates and the unavoidable sale of assets at extremely low prices. Moreover, there is a risk that it may be difficult to procure funds due to degraded functionality in corporate bond markets caused by increasing credit risks. (4) Reinsurance risk MSIG utilizes reinsurance to disperse its underwritten insurance liabilities from insurance contracts and to stabilize earnings. Nevertheless, there is a risk that changing conditions in reinsurance markets leading to a sharp rise in premiums could cause MSIG’s financial balance to worsen. There is also a risk that MSIG would be unable to arrange reinsurance protection sufficiently and its insurance underwriting capabilities could decline. Additionally, MSIG bears the credit risk of the reinsurance companies whereby it would be unable to collect reinsurance recoveries due to such factors as bankruptcy of the reinsurance company. (5) Risk of loss resulting from unforeseen changes, including changes in the economic and social environments Although insurance companies establish premiums at levels based on forecasts of probable future damages, there is a possibility that the actual amount of damages could exceed forecasts. Particularly in cases where the insured periods extend over a long time, there is a possibility of significant changes in the economic and social environments and conditions initially forecasted and that unforeseen damages could occur. Therefore, there is a risk that the resultant need to increase reserves for insurance in this situation or other factors could constrict earnings. MSIG sells long-term third-sector products, life insurance and 45 MSIGH Annual Report 2009

Financial Section (GAAP in Japan) saving-type insurance with pre-determined fixed expected rates of return (products with a guaranteed fixed yield). However, there is a risk that a change in future interest rates could lead to a change in the valuation amount of insurance liabilities based on the originally assumed interest rate. (6) Risk of intensifying competition resulting from further industry deregulation and increased entry of new participants MSIG’s business environment is becoming increasingly harsh due to such factors as advancing deregulation, which is leading to new entries into the non-life insurance industry that include companies from other industries and foreign insurance companies, and a lowering of premium levels. There is a risk that intensifying competition resulting from such further deregulation and the increased entry of new participants could constrict earnings. (7) Overseas businesses risk MSIG actively carries out its overseas operations in Asia, Europe, and the Americas through branches and subsidiaries. Nevertheless, there is a risk of unexpected changes in the political, economic, and social environments in respective countries as well as changes to regulations and exchange rate fluctuations. (8) Risk of leakage of customer information MSIG holds large volumes of customer information, including personal information. There is a risk that the trust of customers and society could be lost in the unexpected event of leakage of large volumes of information. There is also a possibility of receiving administrative measures from supervisory authorities related to management inadequacies resulting from such incidents as information leakage. As a result, there is a risk that this could have an impact on the Group’s business results. (9) Business operation risk This risk concerns MSIG’s business activities and includes a risk of damage to business operations and a risk of losing the trust of customers and society due to an administrative error, violation of law, impropriety by an employee, criminal action by an outside party, malfunction of information systems, and the occurrence of an accident or catastrophe. Moreover, there is a possibility of receiving administrative measures caused by one of these problems, and there is a risk that this could have an impact on MSIG’s business results. (10) Risk of interrupted business In preparation for the emergence of such natural disasters as the occurrence of an earthquake in the Tokyo area or an epidemic of some disease like the new type of influenza, or for unforeseen accidents, MSIG has formulated its business continuity plan and prepared crisis management measures. This framework will limit the period that business has to be interrupted or enable business operations to be continued. However, if business continuity is interrupted to a greater extent than imagined, there is a risk that this could have an impact on the Group’s business results and financial situation. (11) Risk from changes in laws and systems MSIG carries out its operations based on regulations under various laws and ordinances, including the Insurance Business Law of Japan, and MSIG issues financial reports based on various accounting standards. There is a risk that MSIG’s business results could be influenced in the future by revisions to these systems and laws and ordinances, changes in insurance product selling methods and the contents of products, as well as changes in methods of computation for reserves for insurance contracts and accounting treatment. (12) Risks associated with business integration with Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd. MSIG has publicly disclosed that it is discussing the attainment of business combination in April 2010 with Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd. If agreement is reached about business combination, there are the following related risks. 1) The benefits and synergies expected from the merger and integration are not fully realized. 2) Turmoil is caused by delays in the preparation of the merger and integration, or by changes in business processes associated with the merger and integration. 3) The costs of the merger and integration become greater than expected because permits and approvals for the merger and integration can not be obtained, or are late in being issued. 4) The merger and integration costs may increase due to unanticipated circumstances. 7. Solvency Margin Ratio The solvency margin ratio is the solvency margin amount (payment capability, for example, capital and reserves) as a percentage of total risk, which is calculated as “risk exceeding ordinary forecast” based on Japan’s Ministry of Finance (MOF) Notice No. 50, issued in 1996, and Articles 86 and 87 of the Enforcement Regulations of the Insurance Business Law of Japan. As an indicator of an insurance company’s ability to pay claims in the event of risk exceeding ordinary forecasts, in the event that the solvency margin ratio falls below a fixed level, regulatory authorities may require the insurance company to submit a plan for management reform. According to Notice No. 3 of the MOF and the Financial Services Agency (FSA) of Japan, a solvency margin ratio of 46 MSIGH Annual Report 2009

200% indicates that an insurance company has sufficient capability to pay insurance claims and other obligations.

The solvency margin ratio at the end of the fiscal year of major subsidiary MSI declined 255.8 percentage points from the previous fiscal year-end to 692.8%, mainly due to a ¥925.4 billion decrease in the total solvency margin from the previous fiscal year-end caused by falls in the fair value of company-held stocks.

The following shows the solvency margin ratios of domestic MSIG companies, including MSI.

MSI's Solvency Margin Ratio

As of March 31, 2008 and 2009

(Yen in millions)

	2008	2009
Solvency margin total amount	¥2,782,921	**¥1,857,520**
Risk amount	586,713	**536,176**
Solvency margin ratio	948.6%	**692.8%**

Mitsui Direct's Solvency Margin Ratio

As of March 31, 2008 and 2009

(Yen in millions)

	2008	2009
Solvency margin total amount	¥ 8,797	**¥ 6,473**
Risk amount	2,265	**2,771**
Solvency margin ratio	776.8%	**467.0%**

Kirameki Life's Solvency Margin Ratio

As of March 31, 2008 and 2009

(Yen in millions)

	2008	2009
Solvency margin total amount	¥ 109,255	**¥ 114,070**
Risk amount	10,287	**11,025**
Solvency margin ratio	2,124.0%	**2,069.1%**

MSI MetLife's Solvency Margin Ratio

As of March 31, 2008 and 2009

(Yen in millions)

	2008	2009
Solvency margin total amount	¥ 131,755	**¥ 116,483**
Risk amount	18,837	**31,926**
Solvency margin ratio	1,398.8%	**729.6%**

8. MSI's Credit Rating

Standard & Poor's, Moody's Investors Service and A. M. Best Company are the world's leading rating agencies and rate the debt performance capability (creditworthiness) of debt issuers. Their evaluations are based on periodic reviews of financial data as well as management strategies, and are results of analyses done using the proprietary models of each rating agency.

MSI receives ratings on its capability to perform its debt obligations from insurance contracts, debt obligations from the issue of commercial papers, and other specific debt obligations. MSI's ratings are shown below. These ratings illustrate the high evaluation that leading rating agencies have of MSI's financial strength.

As of July 1, 2009

Standard & Poor's	Financial Strength Rating	AA
Moody's Investors Service	Insurance Financial Strength Rating	Aa3
Moody's Investors Service	CP Rating (Domestic Currency)	P-1
A.M. Best Company	Financial Strength Rating	A+

Note: These ratings are entirely the opinion of the respective agencies and are thus not to be construed as payment guarantees. Also, these ratings are subject to revision.

Financial Section (GAAP in Japan)

MSIGH Annual Report 2009 47

SEGMENT INFORMATION—NON-LIFE INSURANCE (UNAUDITED)

(1) Premiums and Losses

(a) Direct Premiums Written
(including Deposit premiums from policyholders)

	2005			2006			2007		
Lines of Insurance	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)
Fire and Allied	¥ 281,783	(2.7)	16.1	¥ 304,176	7.9	17.0	¥ 301,692	(0.8)	16.7
Marine	84,935	11.2	4.8	101,461	19.5	5.7	113,005	11.4	6.3
Personal Accident	354,488	(1.3)	20.3	341,536	(3.7)	19.0	327,518	(4.1)	18.1
Voluntary Automobile	586,241	0.1	33.5	595,744	1.6	33.2	611,148	2.6	33.8
Compulsory Automobile Liability	187,180	1.8	10.7	181,757	(2.9)	10.1	176,826	(2.7)	9.8
Other	254,651	1.3	14.6	269,307	5.8	15.0	276,517	2.7	15.3
Total	¥1,749,279	0.2	100.0	¥1,793,984	2.6	100.0	¥1,806,708	0.7	100.0
Deposit premiums from policyholders	272,692	(9.4)	15.6	249,760	(8.4)	13.9	224,676	(10.0)	12.4

(b) Net Premiums Written

	2005			2006			2007		
Lines of Insurance	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)
Fire and Allied	¥ 188,856	0.9	13.4	¥ 206,373	9.3	14.1	¥ 208,951	1.2	14.0
Marine	71,828	11.1	5.1	84,788	18.0	5.8	95,486	12.6	6.4
Personal Accident	131,900	5.6	9.4	143,316	8.7	9.8	139,531	(2.6)	9.3
Voluntary Automobile	584,728	0.2	41.6	590,422	1.0	40.3	601,353	1.9	40.3
Compulsory Automobile Liability	195,741	0.9	13.9	193,402	(1.2)	13.2	192,087	(0.7)	12.9
Other	234,272	4.3	16.6	245,805	4.9	16.8	255,398	3.9	17.1
Total	¥1,407,328	2.0	100.0	¥1,464,107	4.0	100.0	¥1,492,808	2.0	100.0

(c) Net Claims Paid

	2005			2006			2007		
Lines of Insurance	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)
Fire and Allied	¥ 139,884	131.1	17.2	¥ 88,202	(36.9)	11.1	¥ 100,229	13.6	11.9
Marine	27,788	(2.3)	3.4	35,175	26.6	4.4	38,684	10.0	4.6
Personal Accident	53,231	3.4	6.6	56,049	5.3	7.1	62,908	12.2	7.4
Voluntary Automobile	354,257	3.8	43.7	364,207	2.8	45.9	375,298	3.0	44.3
Compulsory Automobile Liability	113,048	37.6	13.9	130,517	15.5	16.5	134,908	3.4	15.9
Other	122,973	5.6	15.2	118,787	(3.4)	15.0	134,415	13.2	15.9
Total	¥ 811,183	19.2	100.0	¥ 792,941	(2.2)	100.0	¥ 846,445	6.7	100.0

Financial Section (GAAP in Japan)

48 MSIGH Annual Report 2009

						Yen in millions	Dollars in millions
2008			2009			
Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount
¥ 317,881	5.4	17.4	¥ 314,513	(1.1)	18.5	$ 3,209
121,969	7.9	6.7	110,565	(9.3)	6.5	1,128
298,155	(9.0)	16.3	263,396	(11.7)	15.5	2,688
634,948	3.9	34.8	615,451	(3.1)	36.2	6,280
165,851	(6.2)	9.1	137,598	(17.0)	8.1	1,404
287,459	4.0	15.7	258,712	(10.0)	15.2	2,640
¥1,826,265	1.1	100.0	¥1,700,238	(6.9)	100.0	$ 17,349
197,116	(12.3)	10.8	165,464	(16.1)	9.7	1,688

Direct Premiums Written (2009)
Total ¥1,700.2 billion


Other (15.2%)
Fire and Allied (18.5%)
Marine (6.5%)
Compulsory Automobile Liability (8.1%)
Personal Accident (15.5%)
Voluntary Automobile (36.2%)

					Yen in millions	Dollars in millions
2008			2009			
Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount
¥ 225,160	7.8	14.6	¥ 220,095	(2.2)	15.2	$ 2,246
104,127	9.0	6.8	93,680	(10.0)	6.5	956
138,217	(0.9)	9.0	135,937	(1.6)	9.4	1,387
624,949	3.9	40.5	608,613	(2.6)	42.1	6,210
191,255	(0.4)	12.4	148,501	(22.4)	10.3	1,515
257,321	0.8	16.7	238,822	(7.2)	16.5	2,437
¥1,541,032	3.2	100.0	¥1,445,651	(6.2)	100.0	$ 14,752

Net Premiums Written (2009)
Total ¥1,445.6 billion


Other (16.5%)
Fire and Allied (15.2%)
Marine (6.5%)
Compulsory Automobile Liability (10.3%)
Personal Accident (9.4%)
Voluntary Automobile (42.1%)

					Yen in millions	Dollars in millions
2008			2009			
Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount
¥ 104,817	4.6	11.9	¥ 96,269	(8.2)	10.8	$ 982
44,367	14.7	5.0	42,481	(4.3)	4.8	433
70,232	11.6	8.0	71,916	2.4	8.0	734
391,877	4.4	44.6	393,311	0.4	44.1	4,013
136,542	1.2	15.5	137,383	0.6	15.4	1,402
131,887	(1.9)	15.0	151,348	14.8	16.9	1,544
¥ 879,724	3.9	100.0	¥ 892,710	1.5	100.0	$ 9,109

Net Claims Paid (2009)
Total ¥892.7 billion


Other (16.9%)
Fire and Allied (10.8%)
Marine (4.8%)
Compulsory Automobile Liability (15.4%)
Personal Accident (8.0%)
Voluntary Automobile (44.1%)

Financial Section (GAAP in Japan)

MSIGH Annual Report 2009 49

(2) Return on investments (Unaudited)

(a) Income Basis

Category	2008 (Yen in millions, %) Income	Average amount of managed investments (Acquisition cost basis)	Annual rate of return	2009 (Yen in millions, %) Income	Average amount of managed investments (Acquisition cost basis)	Annual rate of return	2009 (Dollars in millions) Income	Average amount of managed investments (Acquisition cost basis)
Deposits and savings	¥ 10,475	¥ 292,706	3.58%	**¥ 9,881**	**¥ 311,821**	**3.17%**	**$ 101**	**$ 3,182**
Call loans	111	21,475	0.52	**80**	**21,737**	**0.37**	**1**	**222**
Futures bought	36	6,316	0.57	**22**	**4,801**	**0.48**	**0**	**49**
Monetary claims bought	1,827	96,401	1.90	**2,137**	**114,054**	**1.87**	**22**	**1,164**
Money trusts	1,227	55,142	2.23	**715**	**32,792**	**2.18**	**7**	**335**
Investments in securities	138,111	3,946,729	3.50	**115,234**	**3,890,345**	**2.96**	**1,176**	**39,697**
Loans	14,785	765,793	1.93	**15,496**	**779,261**	**1.99**	**158**	**7,952**
Land, Buildings	6,917	217,002	3.19	**7,367**	**246,228**	**2.99**	**75**	**2,513**
Subtotal	¥173,491	¥5,401,568	3.21%	**¥150,937**	**¥5,401,043**	**2.79%**	**$1,540**	**$55,113**
Others	836	—	—	**910**	**—**	**—**	**9**	**—**
Total	¥174,327	—	—	**¥151,847**	**—**	**—**	**$1,549**	**—**

(b) Realized Basis

Category	2008 (Yen in millions, %) Profit/loss on investments (Realized basis)	Average amount of managed investments (Acquisition cost basis)	Annual rate of return	2009 (Yen in millions, %) Profit/loss on investments (Realized basis)	Average amount of managed investments (Acquisition cost basis)	Annual rate of return	2009 (Dollars in millions) Profit/loss on investments (Realized basis)	Average amount of managed investments (Acquisition cost basis)
Deposits and savings	¥ 4,369	¥ 292,706	1.49%	**¥ 2,396**	**¥ 311,821**	**0.77%**	**$ 24**	**$ 3,182**
Call loans	111	21,475	0.52	**80**	**21,737**	**0.37**	**1**	**222**
Futures bought	36	6,316	0.57	**22**	**4,801**	**0.48**	**0**	**49**
Monetary claims bought	1,827	96,401	1.90	**1,864**	**114,054**	**1.63**	**19**	**1,164**
Money trusts	(284)	55,142	(0.52)	**(2,542)**	**32,792**	**(7.75)**	**(26)**	**335**
Investments in securities	161,670	3,946,729	4.10	**41,382**	**3,890,345**	**1.06**	**422**	**39,697**
Loans	14,740	765,793	1.92	**15,409**	**779,261**	**1.98**	**157**	**7,952**
Land, Buildings	6,917	217,002	3.19	**7,367**	**246,228**	**2.99**	**75**	**2,513**
Derivatives	(23,272)	—	—	**576**	**—**	**—**	**6**	**—**
Others	261	—	—	**458**	**—**	**—**	**5**	**—**
Total	¥166,377	¥5,401,568	3.08%	**¥67,016**	**¥5,401,043**	**1.24%**	**$684**	**$55,113**

Financial Section (GAAP in Japan)

50 MSIGH Annual Report 2009

SEGMENT INFORMATION—LIFE INSURANCE (UNAUDITED)

(1) Insurance amount

(a) Amount of Policies in Force

(Yen in millions; Dollars in millions)

As of March 31	2005		2006		2007		2008		2009		
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)	**Amount**	**Change (%)**	**Amount**
Individual Insurance	¥6,581,088	17.8	¥7,603,541	15.5	¥7,846,571	3.2	¥8,297,141	5.7	**¥8,715,563**	**5.0**	**$88,934**
Individual Annuities	273,609	43.6	314,360	14.9	317,690	1.1	319,339	0.5	**315,285**	**(1.3)**	**3,217**
Group Insurance	2,478,958	7.3	3,047,795	22.9	2,561,215	(16.0)	2,488,971	(2.8)	**2,591,340**	**4.1**	**26,442**
Group Annuities	—	—	—	—	—	—	—	—	**—**	**—**	**—**

Note: Amount of policies in force of individual annuities represents the total sum of individual annuity resources amount at the start of annuity payments in the case of policies prior to the start of annuity payments and policy reserve total amount in the case of policies after the start of annuity payments.

(b) Amount of New Policies

(Yen in millions; Dollars in millions)

As of March 31	2005	2006	2007	2008	2009	
	Amount	Amount	Amount	Amount	**Amount**	**Amount**
Individual Insurance	¥1,632,901	¥1,725,432	¥1,149,836	¥1,461,604	**¥1,620,416**	**$16,535**
Individual Annuities	99,934	66,200	44,172	44,101	**33,489**	**342**
Group Insurance	89,220	197,832	25,795	45,344	**32,441**	**331**
Group Annuities	—	—	—	—	**—**	**—**

Note: Amount of new policies of individual annuities represents individual annuity resources amount at the start of annuity payments.

(2) Return on investments

(a) Income Basis

Category	2008 (Yen in millions, %)			**2009** (Yen in millions, %)			(Dollars in millions)	
	Income	Average amount of managed investments (Acquisition cost basis)	Annual rate of return	Income	Average amount of managed investments (Acquisition cost basis)	Annual rate of return	Income	Average amount of managed investments (Acquisition cost basis)
Deposits and savings	¥ —	¥ 8,619	—%	**¥ —**	**¥ 9,354**	**—%**	**$ —**	**$ 95**
Call loans	13	2,732	0.51	**16**	**3,816**	**0.44**	**0**	**39**
Monetary claims bought	0	10	0.63	**—**	**—**	**—**	**—**	**—**
Investments in securities	15,510	886,954	1.75	**17,562**	**971,863**	**1.81**	**179**	**9,917**
Loans	702	23,101	3.04	**804**	**26,845**	**3.00**	**8**	**274**
Land, Buildings	—	65	—	**—**	**197**	**—**	**—**	**2**
Subtotal	¥16,226	¥921,483	1.76%	**¥18,383**	**¥1,012,077**	**1.82%**	**$188**	**$10,327**
Others	5	—	—	**12**	**—**	**—**	**0**	**—**
Total	¥16,231	—	—	**¥18,396**	**—**	**—**	**$188**	**—**

(b) Realized Basis

Category	2008 (Yen in millions, %)			**2009** (Yen in millions, %)			(Dollars in millions)	
	Profit/loss on investments (Realized basis)	Average amount of managed investments (Acquisition cost basis)	Annual rate of return	Profit/loss on investments (Realized basis)	Average amount of managed investments (Acquisition cost basis)	Annual rate of return	Profit/loss on investments (Realized basis)	Average amount of managed investments (Acquisition cost basis)
Deposits and savings	¥ —	¥ 8,619	—%	**¥ —**	**¥ 9,354**	**—%**	**$ —**	**$ 95**
Call loans	13	2,732	0.51	**16**	**3,816**	**0.44**	**0**	**39**
Monetary claims bought	0	10	0.63	**—**	**—**	**—**	**—**	**—**
Investments in securities	15,450	886,954	1.74	**18,309**	**971,863**	**1.88**	**187**	**9,917**
Loans	702	23,101	3.04	**804**	**26,845**	**3.00**	**8**	**274**
Land, Buildings	—	65	—	**—**	**197**	**—**	**—**	**2**
Others	3	—	—	**6**	**—**	**—**	**0**	**—**
Total	¥16,170	¥921,483	1.75%	**¥19,137**	**¥1,012,077**	**1.89%**	**$195**	**$10,327**

Financial Section (GAAP in Japan)

MSIGH Annual Report 2009 51

Financial Section (GAAP in Japan)
CONSOLIDATED BALANCE SHEETS
MITSUI SUMITOMO INSURANCE COMPANY, LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2008, AND MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC. AND SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2009
Yen in millions Dollars in millions Assets 2008 2009 2009 Cash, deposits and savings ¥363,179 ¥452,057 $4,613 Call loans 39,900 31,900 326 Monetary claims bought 96,401 127,339 1,299 Money trusts 49,697 14,476 148 Investments in securities 6,240,612 5,110,839 52,151 Loans 801,788 768,400 7,841 Tangible fixed assets: Land — 103,117 1,052 Buildings — 134,635 1,374 Construction in progress — 1,429 15 Other tangible fixed assets — 23,480 240 Total tangible fixed assets 275,005 262,662 2,680 Intangible fixed assets: Software — 6,876 70 Goodwill — 63,951 653 Other intangible fixed assets — 3,669 37 Total intangible fixed assets 86,645 74,497 760 Other assets 443,897 463,442 4,729 Deferred tax assets 5,506 141,831 1,447 Customers’ liabilities under acceptances and guarantees 588 — — Bad debt reserve (5,503) (6,737) (69) Total assets ¥8,397,718 ¥7,440,709 $75,926
52 MSIGH Annual Report 2009

Liabilities and Net Assets	Yen in millions 2008	2009	Dollars in millions 2009
Underwriting funds:			
Outstanding claims	¥ 845,786	**¥ 793,498**	**$ 8,097**
Underwriting reserve	5,137,192	**5,054,956**	**51,581**
Total underwriting funds	5,982,978	**5,848,454**	**59,678**
Short-term bonds	29,983	**—**	**—**
Bonds issued	99,991	**164,960**	**1,683**
Other liabilities	280,459	**300,724**	**3,069**
Reserve for pension and retirement benefits	78,786	**80,958**	**826**
Reserve for retirement benefits for officers	2,706	**2,409**	**25**
Accrued bonuses for employees	13,476	**12,365**	**126**
Reserves under the special laws:			
Reserve for price fluctuation	29,961	**4,240**	**43**
Total reserve under the special laws	29,961	**4,240**	**43**
Deferred tax liabilities	207,267	**3,574**	**36**
Liabilities under acceptances and guarantees	588	**—**	**—**
Total liabilities	6,726,200	**6,417,688**	**65,487**
Common stock	139,595	**100,000**	**1,020**
Capital surplus	93,107	**132,689**	**1,354**
Retained earnings	534,410	**527,578**	**5,383**
Treasury stock	—	**(4,644)**	**(47)**
Total stockholders' equity	767,113	**755,623**	**7,710**
Unrealized gains on investments	875,914	**295,558**	**3,016**
Deferred profits on hedge accounting for derivatives	528	**9,671**	**99**
Foreign currency translation adjustments	11,505	**(49,625)**	**(506)**
Total valuation and translation adjustments	887,949	**255,603**	**2,608**
Minority interests	16,454	**11,794**	**120**
Total net assets	1,671,517	**1,023,021**	**10,439**
Total liabilities and net assets	¥8,397,718	**¥7,440,709**	**$75,926**

See accompanying notes to consolidated financial statements.

Financial Section (GAAP in Japan)

MSIGH Annual Report 2009 53

CONSOLIDATED STATEMENTS OF INCOME

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2008,
AND MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC. AND SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2009

	Yen in millions		Dollars in millions
Ordinary income and expense	2008	**2009**	**2009**
Ordinary income:			
Underwriting income:			
Net premiums written	¥1,541,032	**¥1,445,651**	**$14,752**
Deposit premiums from policyholders	197,116	**165,464**	**1,688**
Investment income on deposit premiums from policyholders	58,713	**52,874**	**540**
Life insurance premiums	156,528	**133,367**	**1,361**
Reversal of underwriting reserve	—	**33,027**	**337**
Other underwriting income	1,037	**1,491**	**15**
Total underwriting income	1,954,428	**1,831,877**	**18,693**
Investment income:			
Interest and dividends received	189,328	**169,340**	**1,728**
Investment gains on money trusts	327	**118**	**1**
Gains on sale of securities	40,073	**76,713**	**783**
Gains on redemption of securities	3,568	**3,726**	**38**
Gains on derivative transactions	—	**576**	**6**
Other investment income	2,792	**5,598**	**57**
Transfer of investment income on deposit premiums from policyholders	(58,713)	**(52,874)**	**(540)**
Total investment income	177,376	**203,199**	**2,073**
Other ordinary income	5,798	**4,936**	**50**
Total ordinary income	2,137,603	**2,040,013**	**20,816**
Ordinary expenses:			
Underwriting expenses:			
Net claims paid	879,724	**892,710**	**9,109**
Loss adjustment expenses	80,981	**82,270**	**839**
Commissions and collection expenses	248,984	**245,696**	**2,507**
Maturity refunds to policyholders	322,102	**283,405**	**2,892**
Dividends to policyholders	59	**507**	**5**
Life insurance claims	31,702	**36,438**	**372**
Provision for outstanding claims	27,846	**25,002**	**255**
Provision for underwriting reserve	128,703	**—**	**—**
Other underwriting expenses	2,464	**3,915**	**40**
Total underwriting expenses	1,722,570	**1,569,947**	**16,020**
Investment expenses:			
Investment losses on money trusts	612	**2,661**	**27**
Losses on sale of securities	3,756	**17,830**	**182**
Losses on devaluation of securities	15,387	**118,122**	**1,205**
Losses on redemption of securities	534	**9,358**	**95**
Losses on derivative transactions	23,272	**—**	**—**
Other investment expenses	10,696	**22,123**	**226**
Total investment expenses	54,258	**170,096**	**1,736**
Operating expenses and general and administrative expenses	290,341	**302,350**	**3,085**
Other ordinary expenses:			
Interest expenses	1,082	**1,625**	**17**
Provision for bad debt reserve	—	**1,971**	**20**
Loss on bad debts	39	**270**	**3**
Losses from equity method investments	5,273	**4,243**	**43**
Other ordinary expenses	3,171	**2,554**	**26**
Total other ordinary expenses	9,566	**10,664**	**109**
Total ordinary expenses	2,076,736	**2,053,058**	**20,950**
Ordinary profit (loss)	60,866	**(13,044)**	**(133)**
Extraordinary income and losses			
Extraordinary income:			
Gains on sale of fixed assets	9,290	**1,414**	**14**
Reversal of reserves under the special laws:			
Reserve for price fluctuation	—	**25,721**	**262**
Total reversal of reserves under the special laws	—	**25,721**	**262**
Other extraordinary income	831	**—**	**—**
Total extraordinary income	10,122	**27,136**	**277**
Extraordinary losses:			
Losses on sale of fixed assets	8,065	**2,621**	**27**
Impairment loss on fixed assets	3,740	**1,044**	**11**
Provision for reserves under the special laws:			
Reserve for price fluctuation	3,254	**—**	**—**
Total provision for reserves under the special laws	3,254	**—**	**—**
Total extraordinary losses	15,060	**3,666**	**37**
Income before income taxes	55,928	**10,425**	**106**
Income taxes-current	33,721	**34,333**	**350**
Reversal of prior period's income taxes	—	**(7,307)**	**(75)**
Income taxes-deferred	(18,322)	**(25,161)**	**(257)**
Total income taxes	—	**1,864**	**19**
Minority interests	501	**369**	**4**
Net income	¥ 40,027	**¥ 8,192**	**$ 84**

See accompanying notes to consolidated financial statements.

Financial Section (GAAP in Japan)
54 MSIGH Annual Report 2009

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED AND SUBSIDIARIES
FOR THE YEAR ENDED MARCH 31, 2008

	Yen in millions									
	Stockholders' equity					Valuation and translation adjustments				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Unrealized gain on investments	Deferred profits/losses on hedge accounting for derivatives	Foreign currency translation adjustments	Minority interests	Total net assets
Ending balance as of March 31, 2007	¥139,595	¥ 93,138	¥613,352	¥(91,142)	¥ 754,943	¥ 1,402,879	¥(4,577)	¥ 15,368	¥ 14,261	¥ 2,182,877
Changes for the year:										
Dividends paid			(21,166)		(21,166)					(21,166)
Net income			40,027		40,027					40,027
Repurchase of treasury stock				(7,629)	(7,629)					(7,629)
Reissuance of treasury stock		19		63	82					82
Retirement of treasury stock		(50)	(98,657)	98,707	—					—
Change in scope of consolidation			296		296					296
Increase due to merger involving subsidiaries			558		558					558
Net change of items other than stockholders' equity						(526,964)	5,105	(3,863)	2,192	(523,529)
Total changes for the year	—	(31)	(78,941)	91,142	12,170	(526,964)	5,105	(3,863)	2,192	(511,359)
Ending balance as of March 31, 2008	¥139,595	¥ 93,107	¥534,410	¥ —	¥767,113	¥ 875,914	¥ 528	¥ 11,505	¥ 16,454	¥ 1,671,517

	Dollars in millions									
	Stockholders' equity					Valuation and translation adjustments				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity	Unrealized gain on investments	Deferred profits/losses on hedge accounting for derivatives	Foreign currency translation adjustments	Minority interests	Total net assets
Ending balance as of March 31, 2007	$ 1,424	$950	$ 6,259	$ (930)	$7,704	$ 14,315	$(47)	$ 157	$ 146	$ 22,274
Changes for the year:										
Dividends paid			(216)		(216)					(216)
Net income			408		408					408
Repurchase of treasury stock				(78)	(78)					(78)
Reissuance of treasury stock		0		1	1					1
Retirement of treasury stock		(1)	(1,007)	1,007	—					—
Change in scope of consolidation			3		3					3
Increase due to merger involving subsidiaries			6		6					6
Net change of items other than stockholders' equity						(5,377)	52	(39)	22	(5,342)
Total changes for the year	—	(0)	(806)	930	124	(5,377)	52	(39)	22	(5,218)
Ending balance as of March 31, 2008	$ 1,424	$950	$ 5,453	$ —	$7,828	$ 8,938	$ 5	$ 117	$ 168	$ 17,056

See accompanying notes to consolidated financial statements.

Financial Section (GAAP in Japan)

MSIGH Annual Report 2009 55

Financial Section (GAAP in Japan) MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC. AND SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2009 Yen in Dollars in Yen in Dollars in millions millions millions millions Stockholders’ equity: Valuation and translation adjustments: Common stock: Unrealized gain on investments: Ending balance as of March 31, 2008 ¥ — $ — Ending balance as of March 31, 2008 ¥ — $ — Changes for the year: Changes for the year: Increase due to transfer of stocks 100,000 1,020 Net changes of items other than stockholders’ equity 295,558 3,016 Total changes for the year 100,000 1,020 Total changes for the year 295,558 3,016 Ending balance as of March 31, 2009 100,000 1,020 Ending balance as of March 31, 2009 295,558 3,016 Additional paid-in capital: Deferred profit/loss on hedge accounting for derivatives: Ending balance as of March 31, 2008 — — Ending balance as of March 31, 2008 — — Changes for the year: Changes for the year: Increase due to transfer of stocks 132,703 1,354 Net changes of items other than stockholders’ equity 9,671 99 Reissuance of treasury stock (13) (0) Total changes for the year 9,671 99 Total changes for the year 132,689 1,354 Ending balance as of March 31, 2009 9,671 99 Ending balance as of March 31, 2009 132,689 1,354 Translation adjustments: Retained earnings: Ending balance as of March 31, 2008 — — Ending balance as of March 31, 2008 — — Changes for the year: Changes for the year: Net changes of items other than stockholders’ equity (49,625) (506) Increase due to transfer of stocks 534,410 5,453 Total changes for the year (49,625) (506) Effect of adoption of Practical Solution No.18 8,986 92 Ending balance as of March 31, 2009 (49,625) (506) Dividend paid (24,011) (245) Total valuation and translation adjustments: Net income 8,192 84 Ending balance as of March 31, 2008 — — Total changes for the year 527,578 5,383 Changes for the year: Ending balance as of March 31, 2009 527,578 5,383 Net changes of items other than stockholders’ equity 255,603 2,608 Treasury stock: Total changes for the year 255,603 2,608 Ending balance as of March 31, 2008 — — Ending balance as of March 31, 2009 255,603 2,608 Changes for the year: Minority interests: Repurchase of treasury stock (4,724) (48) Ending balance as of March 31, 2008 — — Reissuance of treasury stock 80 1 Changes for the year: Total changes for the year (4,644) (47) Net changes of items other than stockholders’ equity 11,794 120 Ending balance as of March 31, 2009 (4,644) (47) Total changes for the year 11,794 120 Total stockholders’ equity: Ending balance as of March 31, 2009 11,794 120 Ending balance as of March 31, 2008 — — Total net assets: Changes for the year: Ending balance as of March 31, 2008 — — Increase due to transfer of stocks 767,113 7,828 Changes for the year: Effect of adoption of Practical Solution No.18 8,986 92 Increase due to transfer of stocks 767,113 7,828 Dividend paid (24,011) (245) Effect of adoption of Practical Solution No.18 8,986 92 Net income 8,192 84 Dividend paid (24,011) (245) Repurchase of treasury stock (4,724) (48) Net income 8,192 84 Reissuance of treasury stock 66 1 Repurchase of treasury stock (4,724) (48) Total changes for the year 755,623 7,710 Reissuance of treasury stock 66 1 Ending balance as of March 31, 2009 ¥ 755,623 $ 7,710 Net changes of items other than stockholders’ equity 267,398 2,729 Total changes for the year 1,023,021 10,439 Ending balance as of March 31, 2009 ¥1,023,021 $ 10,439 56 MSIGH Annual Report 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS

MITSUI SUMITOMO INSURANCE COMPANY, LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2008,
AND MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC. AND SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2009

	Yen in millions		Dollars in millions
	2008	2009	2009
I. Cash flows from operating activities:			
Income before income taxes	¥ 55,928	**¥ 10,425**	**$ 106**
Depreciation	19,441	**22,157**	**226**
Impairment loss on fixed assets	3,740	**1,044**	**11**
Amortization of goodwill	2,845	**4,126**	**42**
Amortization of negative goodwill	(453)	**(16)**	**(0)**
Increase in outstanding claims	27,936	**36,371**	**371**
Increase (decrease) in underwriting reserves	126,534	**(32,255)**	**(329)**
Increase (decrease) in bad debt reserve	(2,424)	**1,777**	**18**
Increase in reserve for pension and retirement benefits	384	**3,165**	**32**
Decrease in reserve for retirement benefits for officers	(394)	**(297)**	**(3)**
Increase (decrease) in accrued bonuses for employees	36	**(772)**	**(8)**
Increase (decrease) in reserve for price fluctuation	3,254	**(25,721)**	**(262)**
Interest and dividends income	(189,328)	**(169,340)**	**(1,728)**
Investment related losses (gains)	(23,963)	**64,871**	**662**
Derivative transactions related losses (gains)	23,272	**(576)**	**(6)**
Interest expenses	1,082	**1,625**	**17**
Foreign exchange losses	9,666	**8,494**	**87**
Losses (gains) on disposal of tangible fixed assets	(1,220)	**1,206**	**12**
Equity in earnings of affiliates	5,273	**4,243**	**43**
Increase in other assets	(13,685)	**(27,553)**	**(281)**
Decrease in other liabilities	(2,232)	**(2,415)**	**(25)**
Others, net	3,894	**9,672**	**99**
Subtotal	49,587	**(89,767)**	**(916)**
Interest and dividends received	185,523	**169,309**	**1,728**
Interest paid	(947)	**(1,652)**	**(17)**
Income tax paid	(44,476)	**(39,276)**	**(401)**
Net cash provided by operating activities (a)	189,688	**38,612**	**394**
II. Cash flows from investing activities:			
Net increase in deposits and savings	¥ (12,024)	**¥ (43,923)**	**$ (448)**
Purchases of monetary claims bought	(16,446)	**(3,000)**	**(31)**
Proceeds from sales and redemption of monetary claims bought	2,646	**3,692**	**38**
Purchase of money trusts	(8,066)	**(3)**	**(0)**
Proceeds from sales of money trusts	10,700	**33,090**	**338**
Purchase of securities	(843,847)	**(890,529)**	**(9,087)**
Proceeds from sales and redemption of securities	736,363	**953,708**	**9,732**
Investment in loans	(258,430)	**(207,492)**	**(2,117)**
Collection of loans	224,654	**240,622**	**2,455**
Increase in cash received under securities lending transactions	6,766	**24,466**	**250**
Others, net	5,104	**4,980**	**51**
Subtotal (b)	(152,579)	**115,611**	**1,180**
(a + b)	37,108	**154,224**	**1,574**
Acquisition of tangible fixed assets	(41,861)	**(17,572)**	**(179)**
Proceeds from sales of tangible fixed assets	14,176	**2,775**	**28**
Others, net	(5,356)	**(6,318)**	**(64)**
Net cash provided by (used in) investing activities	(185,621)	**94,495**	**964**
III. Cash flows from financing activities:			
Issuance of short-term bonds	¥ 29,976	**¥ 16,949**	**$ 173**
Redemption of short-term bonds	—	**(47,000)**	**(480)**
Issuance of bonds	29,991	**64,967**	**663**
Redemption of bonds	(30,000)	**—**	**—**
Repurchase of treasury stock	(7,629)	**(4,724)**	**(48)**
Dividends paid to shareholders	(21,166)	**(23,987)**	**(245)**
Dividends paid to minority shareholders	(700)	**(1,235)**	**(13)**
Others, net	(800)	**(785)**	**(8)**
Net cash used in financing activities	(329)	**4,184**	**43**
IV. Effect of exchange rate changes on cash and cash equivalents	¥ (5,307)	**¥ (45,943)**	**$ (469)**
V. Net change in cash and cash equivalents	¥ (1,570)	**¥ 91,349**	**$ 932**
VI. Cash and cash equivalents at beginning of year	¥365,350	**¥364,081**	**$3,715**
VII. Effect of business combination of subsidiaries	¥ 630	**—**	**—**
VIII. Effect of change in scope of consolidation	¥ (329)	**—**	**—**
IX. Cash and cash equivalents at end of year	¥364,081	**¥455,430**	**$4,647**

Financial Section (GAAP in Japan)

MSIGH Annual Report 2009 57

Financial Section (GAAP in Japan) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS MITSUI SUMITOMO INSURANCE COMPANY, LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2008, AND MITSUI SUMITOMO INSURANCE GROUP HOLDINGS, INC. AND SUBSIDIARIES FOR THE YEAR ENDED MARCH 31, 2009 March 31, 2008 Basis of Presentation 1. Basis of presentation The accompanying consolidated financial statements have been translated from the consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (“the Company”) prepared in accordance with the provisions set forth in the Corporate Accounting Regulations, the Enforcement Regulations of the Japanese Insurance Business Law and related rules, and regulations applicable to the non-life insurance industry in general, and in conformity with accounting principles and practices generally accepted in Japan, which may differ in certain respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. 2. Principles of consolidation (1) Number of consolidated subsidiaries: 35 companies Major consolidated subsidiaries are as follows: Mitsui Sumitomo Kirameki Life Insurance Company, Limited MSIG Holdings (Americas), Inc. Mitsui Sumitomo Insurance (London Management) Ltd. Mingtai Fire & Marine Insurance Co., Ltd. Mitsui Sumitomo Insurance (China) Company Ltd., a newly established subsidiary, has been included in consolidation effective from the year ended March 31, 2008. PT. PAI Insurance has been excluded from the scope of consolidation due to decrease of materiality as a result of business transfer. Also, MSI Re Management, Inc. and two other companies have been excluded from the scope of consolidation as they were liquidated. March 31, 2009 Basis of Presentation 1. Basis of presentation Mitsui Sumitomo Insurance Group Holdings, Inc. (“the Company”) was established on April 1, 2008 as a result of the share transfer conducted solely by Mitsui Sumitomo Insurance Company, Limited (“MSI”). The Company’s consolidated financial statements for the prior period represent the financial results of MSI, as predecessor to the Company. The accompanying consolidated financial statements have been translated from the consolidated financial statements of the Company prepared in accordance with the provisions set forth in the Corporate Accounting Regulations, the Enforcement Regulations of the Japanese Insurance Business Law and related rules, and regulations applicable to the non-life insurance industry in general, and in conformity with accounting principles and practices generally accepted in Japan, which may differ in certain respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The accompanying consolidated financial statements are expressed in yen. However, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended March 31, 2009 have been translated into U.S. dollars at the rate of ¥98=US$1, the approximate exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2009. This translation should not be construed as a presentation that all the amounts shown could be converted into U.S. dollars. 2. Principles of consolidation (1) Number of consolidated subsidiaries: 37 companies Major consolidated subsidiaries are as follows: Mitsui Sumitomo Insurance Company, Limited (“MSI”) Mitsui Sumitomo Kirameki Life Insurance Company, Limited (“MSKL”) MSIG Holdings (Americas), Inc. Mitsui Sumitomo Insurance (London Management) Ltd. MSIG Mingtai Insurance Co., Ltd. MSIG Insurance (Vietnam) Company Limited, a newly established subsidiary, has been included in consolidation effective from the year ended March 31, 2009. 58 MSIGH Annual Report 2009

Financial Section (GAAP in Japan) March 31, 2008 (2) Unconsolidated subsidiaries Major unconsolidated subsidiaries are as follows: Mitsui Sumitomo Insurance Claims Adjusting Company, Limited Mitsui Sumitomo Insurance Staffing Service Company, Limited These subsidiaries are not included in consolidation due to their immaterial effect that would not affect reasonable judgment on the consolidated financial position and results of operations, in view of the size of their total assets, ordinary income, as well as net income and retained earnings attributable to the Company. (3) Mitsui Sumitomo MetLife Insurance Co., Ltd. is a 51%owned affiliate and is not consolidated because its control is jointly owned with another company pursuant to the joint venture agreement. 3. Equity method (1) Number of affiliate companies accounted for under the equity method: 3 companies The names of the major companies accounted for under the equity method are as follows: Mitsui Sumitomo MetLife Insurance Co., Ltd. Sumitomo Mitsui Asset Management Company, Limited (2) Other affiliate companies, including unconsolidated subsidiaries (e.g. Mitsui Sumitomo Insurance Staffing Service Company, Limited, BPI/MS Insurance Corporation), are not accounted for under the equity method because their effect on consolidated net income and retained earnings is immaterial individually and in aggregate. 4. Fiscal year of consolidated subsidiaries The fiscal year end of consolidated subsidiaries, representing MSIG Holdings (Americas), Inc. and 31 other companies, is December 31, which is different from that of the Company. The Company uses their financial statements as of their most current fiscal year-end for consolidation purposes because the time lag does not exceed a three-month period. The Company makes necessary adjustments to incorporate significant transactions occurred during the intervening period March 31, 2009 (2) Unconsolidated subsidiaries Major unconsolidated subsidiaries are as follows: Mitsui Sumitomo Insurance Claims Adjusting Company, Limited Mitsui Sumitomo Insurance Staffing Service Company, Limited These subsidiaries are not included in consolidation due to their immaterial effect that would not affect reasonable judgment on the consolidated financial position and results of operations, in view of the size of their total assets, ordinary income, as well as net income and retained earnings attributable to the Company. (3) Mitsui Sumitomo MetLife Insurance Co., Ltd. is a 51%owned affiliate and is not consolidated because its control is jointly owned with another company pursuant to the joint venture agreement. 3. Equity method (1) Number of affiliate companies accounted for under the equity method: 4 companies Major companies accounted for under the equity method are as follows: Mitsui Sumitomo MetLife Insurance Co., Ltd. Sumitomo Mitsui Asset Management Company, Limited SMA MSI AS has been accounted for under the equity method as a newly established affiliated company effective from the year ended March 31, 2009 because its stock was acquired by Mitsui Sumitomo Insurance Company (Europe), Limited, a consolidated subsidiary, in this consolidated year. (2) Other affiliate companies, including unconsolidated subsidiaries (e.g. Mitsui Sumitomo Insurance Staffing Service Company, Limited, BPI/MS Insurance Corporation), are not accounted for under the equity method because their effect on consolidated net income and retained earnings is immaterial individually and in aggregate. 4. Fiscal year of consolidated subsidiaries The fiscal year end of consolidated subsidiaries, representing MSIG Holdings (Americas), Inc. and 32 other companies, is December 31, which is different from that of the Company. The Company uses their financial statements as of their most current fiscal year-end for consolidation purposes because the time lag does not exceed a three-month period. The Compan y makes necessary adjustments to incorporate significant transactions occurred during the intervening period 59 MSIGH Annual Report 2009

Financial Section (GAAP in Japan) March 31, 2008 that materially affect the consolidated financial statements. 5. Accounting policies (1) Valuation policies and methods of securities are as follows: (i) Securities held to maturity are valued at amortized cost. (ii) Stocks of unconsolidated subsidiaries and affiliates that are not accounted for under the equity method are valued at cost determined by the moving average method. (iii) Securities earmarked for policy reserve are valued at amortized cost determined by the moving average method pursuant to Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” (issued by The Japanese Institute of Certified Public Accountants on November 16, 2000). The outline of the risk management policy for securities earmarked for policy reserve which the Company established in the current year is as follows: In order to control risks of interest rate variability arising in assets and liabilities, the consolidated life insurance subsidiary segregates the “single premium endowment insurance” block as a sub-segment and applies the investment policy which enables the subsidiary to maintain the durations of the securities earmarked for policy reserve and the policy reserve for the segregated block within a certain definite range. (iv) Available for sale securities for which fair value is available are valued at fair value as of March 31, 2008. Net unrealized gains or losses are reported as a separate component of net assets, and cost of sale is calculated using the moving average method. (v) Available for sale securities for which fair value is not available are valued at cost determined by the moving average method or amortized cost. (vi) Securities managed as a major component of trust assets in the money trust are valued at fair value. Securities held by foreign subsidiaries are mainly valued at fair value. (2) Derivative financial instruments are valued at fair value. Foreign exchange contracts and interest rate swaps that meet certain criteria are accounted for under exceptional methods, as permitted in the related accounting standards, as if the foreign exchange rates or the interest rates under those contracts were originally applied to the underlying financial instruments. March 31, 2009 that materially affect the consolidated financial statements. 5. Accounting policies (1) Valuation policies and methods of securities are as follows: (i) Securities held to maturity are valued at amortized cost. (ii) Stocks of unconsolidated subsidiaries and affiliates that are not accounted for under the equity method are valued at cost determined by the moving average method. (iii) Securities earmarked for policy reserve are valued at amortized cost determined by the moving average method pursuant to Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” (issued by The Japanese Institute of Certified Public Accountants on November 16, 2000). The outline of the risk management policy for securities earmarked for policy reserve which the Company established in the current year is as follows: In order to control risks of interest rate variability arising in assets and liabilities, the consolidated life insurance subsidiary segregates the “single premium endowment insurance” block as a sub-segment and applies the investment policy which enables the subsidiary to maintain the durations of the securities earmarked for policy reserve and the policy reserve for the segregated block within a certain definite range. (iv) Available for sale securities for which fair value is available are valued at fair value as of March 31, 2009. Net unrealized gains or losses are reported as a separate component of net assets, and cost of sale is calculated using the moving average method. (v) Available for sale securities for which fair value is not available are valued at cost determined by the moving average method or amortized cost. (vi) Securities managed as a major component of trust assets in the money trust are valued at fair value. (2) Derivative financial instruments are valued at fair value. Foreign exchange contracts and interest rate swaps that meet certain criteria are accounted for under exceptional methods, as permitted in the related accounting standards, as if the foreign exchange rates or the interest rates under those contracts were originally applied to the underlying financial instruments. 60 MSIGH Annual Report 2009

Financial Section (GAAP in Japan) March 31, 2008 (3) Depreciation of tangible fixed assets held by the Company and domestic subsidiaries is computed using the declining- balance method, except for buildings (excluding fixtures) acquired on or after April 1, 1998, to which the straight-line method is applied. Depreciation of tangible fixed assets held by foreign subsidiaries is mainly computed using the straight-line method. (Changes in accounting principles or procedures) In accordance with the amendment of the corporation tax laws in the current year, tangible fixed assets acquired on or after April 1, 2008 held by the Company and domestic consolidated subsidiaries are depreciated based on the depreciation method under the amended corporation tax laws. As a result, compared to the prior method, Ordinary profit and Income before income taxes both decreased by ¥560 million. (Additional information) Tangible fixed assets acquired on or before March 31, 2008 held by the Company and domestic consolidated subsidiaries are depreciated based on the depreciation method under the previous corporation tax laws. In accordance with the amendment of the corporation tax laws in the current year, differences between 5% of acquisition cost and memorandum value are depreciated evenly over 5 years and charged to Loss adjustment expenses and Operating expenses and general and administrative expenses, after the period when the tangible fixed assets are depreciated up to 5% of their respective acquisition cost. As a result, compared to the prior method, Ordinary profit and Income before income both decreased by ¥479 million. (4) Accounting policies for significant reserves (i) Bad debt reserve As for the Company and the domestic consolidated insurance subsidiaries, the bad debt reserve is established under the internal standard for self-assessment of assets and the policy for write-off and provision. A reserve for bad debts for loans to debtors who are legally deemed to be experiencing financial difficulties such as bankruptcy, special liquidation or whose notes are under suspension at clearing houses, and loans for debtors who are substantially deemed to be experiencing financial difficulties are provided for based on the amount remaining after deducting the resale value of collateral and amounts collectible through guarantees. A bad debt reserve for loans to debtors who will likely experience financial difficulties in the future is provided March 31, 2009 (3) Depreciation methods of significant assets are as follows: (i) Depreciation of tangible fixed assets held by the domestic consolidated subsidiaries is computed using the declining-balance method, except for buildings (excluding fixtures) acquired on or after April 1, 1998, to which the straight-line method is applied. Depreciation of tangible fixed assets held by foreign consolidated subsidiaries is mainly computed using the straight-line method. (ii) Capitalized software for internal use is amortized by using the straight-line method based on estimated useful lives. (4) Accounting policies for significant reserves (i) Bad debt reserve As for the domestic consolidated insurance subsidiaries, the bad debt reserve is established under the internal standard for self-assessment of assets and the policy for write-off and provision. A reserve for bad debts for loans to debtors who are legally deemed to be experiencing financial difficulties such as bankruptcy, special liquidation or whose notes are under suspension at clearing houses, and loans for debtors who are substantially deemed to be experiencing financial difficulties are provided for based on the amount remaining after deducting the resale value of collateral and amounts collectible through guarantees. A bad debt reserve for loans to debtors who will likely experience financial difficulties in the future is provided for based on the 61 MSIGH A nnual Report 2009

Financial Section (GAAP in Japan) March 31, 2008 March 31, 2009 for based on the amount remaining after deducting the resale value of collateral and amounts collectible from guarantees considering the debtor’s ability to repay the entire outstanding debt. For loans other than those described above, a bad debt reserve is calculated at an amount of the outstanding balances multiplied by actual historical bad debt ratios. All loans and receivables are provided for based on the assessment under the internal asset self-assessment standard. The assessment was performed by the departments which are responsible for respective assets. The independent internal audit departments reviewed those results. As for other domestic consolidated subsidiaries, the bad debt reserve is established under the internal standard for self-assessment of assets and the policy for write-off and provision similar to the Company. As for foreign consolidated subsidiaries, the bad debt reserve is established based on the assessment of collectibility of individual receivables. (ii) Reserve for pension and retirement benefits Reserve for pension and retirement benefits is established to provide for future retirement benefits based on the estimated retirement benefit obligation and plan assets as of March 31, 2008. Prior service costs are amortized using the straight- line method over certain periods within the estimated average remaining service years of employees. Actuarial gains and losses are amortized from the year following the year in which those gains and losses arise using the straight-line method over certain periods within the estimated average remaining service years of employees. In estimating retirement benefit obligation of consolidated subsidiaries, the Company uses the simplified method. (iii) Reserves for retirement benefits for officers Reserve for retirement benefits that covers the cost for services rendered through the year ended March 31, 2005 when the retirement benefits for officers were services rendered through the year ended March 31, 2005 when the retirement benefits for officers were terminated is established to provide for future retirement benefits (including pensions) for officers and operating officers, for the Company and the consolidated life insurance subsidiary. amount remaining after deducting the resale value of collateral and amounts collectible from guarantees considering the debtor’s ability to repay the entire outstanding debt. For loans other than those described above, a bad debt reserve is calculated at an amount of the outstanding balances multiplied by actual historical bad debt ratios. All loans and receivables are provided for based on the assessment under the internal asset self-assessment standard. The assessment was performed by the departments which are responsible for respective assets. The independent internal audit departments reviewed those results. As for other domestic consolidated subsidiaries, the bad debt reserve is established under the internal standard for self-assessment of assets and the policy for write-off and provision similar to the domestic consolidated insurance subsidiaries. As for foreign consolidated subsidiaries, the bad debt reserve is established based on the assessment of collectibility of individual receivables. (ii) Reserve for pension and retirement benefits Reserve for pension and retirement benefits is established to provide for future retirement benefits based on the estimated retirement benefit obligation and plan assets as of March 31, 2009. Prior service costs are amortized using the straight- line method over certain periods within the estimated average remaining service years of employees. Actuarial gains and losses are amortized from the year following the year in which those gains and losses arise using the straight-line method over certain periods within the estimated average remaining service years of employees .. In estimating retirement benefit obligation of some consolidated subsidiaries, the Company uses the simplified method. (iii) Reserves for retirement benefits for officers Reserve for retirement benefits that covers the cost for terminated is established to provide for future retirement benefits (including pensions) for officers and operating officers, for MSI and MSKL. 62 MSIGH Annual Report 2009

Financial Section (GAAP in Japan) March 31, 2008 (iv) Accrued bonuses Accrued bonuses for employees are based on estimated amounts to be paid at the end of the year. (v) Reserve for price fluctuation Reserve for price fluctuation is recognized under Article 115 of the Insurance Business Law to provide for possible losses arising from price fluctuations of investment securities. (5) Translation of foreign currency assets and liabilities Foreign currency assets and liabilities are translated into Japanese yen using the spot exchange rate prevailing at the yearend, and gains and losses resulting from the translation are recognized currently in earnings. Foreign currency assets and liabilities of foreign subsidiaries are translated into Japanese yen using the spot exchange rate prevailing at their respective year- ends, and income and expenses are translated into Japanese yen using the average exchange rate during the year and translation differences are included in Foreign currency translation adjustments and Minority interests. (6) Accounting for consumption taxes Consumption taxes are accounted for under the “Zei Nuki” (tax exclusive) method except for those relating to loss adjustment expenses, operating expenses and general and administrative expenses, which are accounted for under the “Zei Komi” (tax inclusive) method. Non-deductible consumption taxes relating to assets are included in suspense payments and amortized in equal installments over a period of five years. (7) Accounting for lease transactions Finance leases, except for those in which ownership is considered to be transferred to the lessee, are accounted for as operating leases similar to the rental of property. March 31, 2009 (iv) Accrued bonuses Accrued bonuses for employees are based on estimated amounts to be paid at the end of the year. (v) Reserve for price fluctuation For the domestic consolidated insurance subsidiaries, reserve for price fluctuation is recognized under Article 115 of the Insurance Business Law to provide for possible losses arising from price fluctuations of investment securities. (5) Translation of foreign currency assets and liabilities Foreign currency assets and liabilities are translated into Japanese yen using the spot exchange rate prevailing at the yearend, and gains and losses resulting from the translation are recognized currently in earnings. Foreign currency assets and liabilities of foreign subsidiaries are translated into Japanese yen using the spot exchange rate prevailing at their respective year- ends, and income and expenses are translated into Japanese yen using the average exchange rate during the year and translation differences are included in Foreign currency translation adjustments and Minority interests. (6) Accounting for consumption taxes Consumption taxes are accounted for under the “Zei Nuki” (tax exclusive) method except for those relating to loss adjustment expenses, operating expenses and general and administrative expenses, which are accounted for under the “Zei Komi” (tax inclusive) method. Non-deductible consumption taxes relating to assets are included in suspense payments and amortized in equal installments over a period of five years. (7) Accounting for lease transactions Finance lease transactions that do not transfer ownership with commencement dates prior to April 1, 2008 are accounted for as operating leases similar to the rental of property. (Change in accounting principles) Application of “Accounting Standard for Lease Transactions” The Accounting Standards Board of Japan (“ASBJ”) released “Accounting Standard for Lease Transactions” (Statement No.13) and “Guidance on Accounting Standard for Lease Transactions” (Guidance No.16) on March 30, 2007. This Standard and Guidance shall be applied for annual periods beginning on or after April 1, 2008. As a result of the change in the accounting standard, finance lease transactions that do not transfer ownership with commencement dates on or after April 1, 2008 are accounted for in a manner similar to the accounting for 63 MSIGH Annual Report 2009

Financial Section (GAAP in Japan) March 31, 2008 (8) Hedge accounting Profits and losses on equity forward contracts used for hedging risks of variability in fair value of stocks are accounted for under the deferred hedged accounting method. Profits and losses on currency swap contracts used for hedging risks of variability in foreign currency of foreign currency bonds are accounted for under the deferred hedge accounting method. Also, certain of the forward exchange contracts used for the hedging are accounted for under the fair value hedge accounting method or the allocation method. Interest rate swap contracts for hedging risks of variability in cash flows of loans or bonds arising from fluctuations in interest rates are accounted for using the deferred hedge accounting method or the exceptional method when they meet certain criteria, as mentioned in (2) above. Hedge effectiveness is assessed quarterly by comparing cumulative fluctuations of the fair value or cash flows of the hedged items and the hedging instruments during the periods from the respective start dates of the hedges to the assessment dates. When hedged items and hedging instruments are highly and clearly interrelated or when interest rate swap transactions meet the criteria for applying the exceptional method, assessment of hedge effectiveness is not performed. Interest rate swap contracts used in ALM (Asset and Liability Management) for the purpose of adequate control of risks of interest rate variability are accounted for as deferred hedges and their hedge effectiveness is tested in accordance with Industry Audit Committee Report No. 26 “Accounting and Auditing Treatment of Application of Accounting Standard for Financial Instruments in Insurance Industry” (issued by The Japanese Institute of Certified Public Accountants on September 3, 2002). The hedge effectiveness testing is performed by assessing interest rate fluctuations that may affect pricing of the theoretical values of the hedging instrument and the hedged item. 6. Valuation of assets and liabilities of the consolidated subsidiaries Assets and liabilities of the consolidated subsidiaries are valued using the full scope fair value method. 7. Goodwill Goodwill is amortized using the straight-line method over 20 years. Insignificant amounts of goodwill are charged to income March 31, 2009 ordinary sale and purchase transactions. The adoption did not have a material effect on the consolidated financial statements. (8) Hedge accounting For MSI, profits and losses on equity forward contracts used for hedging risks of variability in fair value of stocks are accounted for under the deferred hedged accounting method. Profits and losses on currency swap contracts used for hedging risks of variability in foreign currency of foreign currency bonds are accounted for under the deferred hedge accounting method. Also, certain of the forward exchange contracts used for the hedging are accounted for under the fair value hedge accounting method or the allocation method. Interest rate swap contracts for hedging risks of variability in cash flows of loans or bonds arising from fluctuations in interest rates are accounted for using the deferred hedge accounting method or the exceptional method when they meet certain criteria, as mentioned in (2) above. Hedge effectiveness is assessed quarterly by comparing cumulative fluctuations of the fair value or cash flows of the hedged items and the hedging instruments during the periods from the respective start dates of the hedges to the assessment dates. When hedged items and hedging instruments are highly and clearly interrelated or when interest rate swap transactions meet the criteria for applying the exceptional method, assessment of hedge effectiveness is not performed. Interest rate swap contracts used in ALM (Asset and Liability Management) for the purpose of adequate control of risks of interest rate variab ility are accounted for as deferred hedges and their hedge effectiveness is tested in accordance with Industry Audit Committee Report No. 26 “Accounting and Auditing Treatment of Application of Accounting Standard for Financial Instruments in Insurance Industry” (issued by The Japanese Institute of Certified Public Accountants on September 3, 2002). The hedge effectiveness testing is performed by assessing interest rate fluctuations that may affect pricing of the theoretical values of the hedging instrument and the hedged item. 6. Valuation of assets and liabilities of the consolidated subsidiaries Assets and liabilities of the consolidated subsidiaries are valued using the full scope fair value method. 7. Goodwill Goodwill is amortized using the straight-line method over 20 years. Insignificant amounts of goodwill are charged to income 64 MSIGH Annual Report 2009

Financial Section (GAAP in Japan) March 31, 2008 as incurred in the entire amount. Goodwill recognized in the balance sheets of foreign subsidiaries, not amortized pursuant to their respective local accounting standards, is subject to the impairment test annually and whenever circumstances indicate a sign of impairment, resulting in recognition of an impairment loss as needed. 8. Cash and cash equivalents In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with original maturities not exceeding three months constitute cash and cash equivalents. 9. Changes in presentation (1) Consolidated balance sheets (i) Reserve for retirement benefits for officers previously included in “Reserve for pension and retirement benefits” has been presented separately as “Reserve for retirement benefits for officers” effective from the year ended March 31, 2008. (2) Consolidated statements of cash flows (i) Increase in reserve for retirement benefits for officers previously included in “Increase in reserve for pension and retirement benefits” has been presented separately as “Increase in reserve for retirement benefits for officers” effective from the year ended March 31, 2008. March 31, 2009 as incurred in the entire amount. 8. Cash and cash equivalents In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with original maturities not exceeding three months constitute cash and cash equivalents. 9. Change in accounting principles In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (ASBJ PITF No. 18) issued on May 17, 2006, the Company made necessary adjustments in preparing the consolidated financial statements effective from the year ended March 31, 2009. Since the Company was established on April 1, 2008, its consolidated financial statements are not available. Compared to the prior method in the consolidated financial statements of MSI, ordinary expenses increased by ¥1,867 million and income before income taxes decreased by ¥1,881 million, respectively. 65 MSIGH Annual Report 2009

March 31, 2008 Notes to Consolidated Balance Sheets 1. Accumulated depreciation of tangible fixed assets amounted to ¥271,655 million. The acquisition costs of certain properties were reduced by ¥19,258 million representing deferred profit on sales of other properties. 2. Costs of equity investments in unconsolidated subsidiaries and affiliates were as follows: Yen in millions Investments in securities (Stock) ¥14,286 Investments in securities (Foreign securities) 6,133 Investments in securities (Other securities) 8,633 3. The amounts of loans to financially impaired parties, overdue loans, loans overdue for 3 months or more and restructured loans were as follows: (1) Loans to financially impaired parties and overdue loans amounted to ¥207 million and ¥2,367 million, respectively. Loans to financially impaired parties represent those loans, excluding the portion of the loans that were written off, on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded uncollectible and which meet the conditions prescribed in Article 96, Section 1-3 and 1-4 of the Corporation Tax Law Enforcement Ordinance (1965 Cabinet Order No. 97). Hereafter, this last category is referred to as “Loans not accruing interest.” Overdue loans represent loans not accruing interest excluding (a) loans to financially impaired parties and (b) loans that have been granted grace for interest payments for the purpose of restructuring of, or support to debtors in financial difficulty. (2) Loans overdue for 3 months or more amounted to ¥946 million. Loans overdue for 3 months or more represent loans for which principal or interest was past due for 3 months or more after the contractual due date for repayment of principal or interest and exclude loans to financially impaired parties and overdue loans. (3) Restructured loans amounted to ¥1,495 million. Restructured loans are those loans which have granted favorable terms for the benefit of debtors such as interest exemption or reduction, grace on interest payments, grace on principal March 31, 2009 Notes to Consolidated Balance Sheets 1. Accumulated depreciation of tangible fixed assets amounted to ¥276,009 million. The acquisition costs of certain properties were reduced by ¥18,885 $US million representing deferred profit on sales of other properties. 2. Costs of equity investments in unconsolidated subsidiaries and affiliates were as follows: Yen in millions Investments in securities (Stock) ¥23,920 Investments in securities (Foreign securities) 6,246 Investments in securities (Other securities) 6,604 3. The amounts of loans to financially impaired parties, overdue loans, loans overdue for 3 months or more and restructured loans were as follows: (1) Loans to financially impaired parties and overdue loans amounted to ¥13 million $US and ¥2,609 million $US, respectively. Loans to financially impaired parties represent those loans, excluding the portion of the loans that were written off, on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded uncollectible and which meet the conditions prescribed in Article 96, Section 1-3 and 1-4 of the Corporation Tax Law Enforcement Ordinance (1965 Cabinet Order No. 97). Hereafter, this last category is referred to as “Loans not accruing interest.” Overdue loans represent loans not accruing interest excluding (a) loans to financially impaired parties and (b) loans that have been granted grace for interest payments for the purpose of restructuring of, or support to debtors in financial difficulty. (2) Loans overdue for 3 months or more amounted to ¥817 million. Loans overdue for 3 months or more represent loans for which principal or interest was past due for 3 months or more after the contractual due date for repayment of principal or interest and exclude loans to financially impaired parties and overdue loans. (3) Restructured loans amounted to ¥845 million. Restructured loans are those loans which have granted favorable terms for the benefit of debtors such as interest exemption or reduction, grace on interest payments, grace on principal

March 31, 2008
repayments, or forgiveness of debts for the purpose of restructuring of or support to the debtors in financial difficulty. Loans to financially impaired parties, overdue loans and loans overdue for 3 months or more are excluded from this category.
(4) The total of loans to financially impaired parties, overdue loans, loans overdue for 3 months or more and restructured loans amounted to ¥5,017 million.
4. Securities in the amount of ¥53,273 million, Cash and deposits in the amount of ¥4,151 million and Tangible fixed assets in the amount of ¥532 million are pledged as collateral primarily for the Real Time Gross Settlement system of current account at the Bank of Japan.
5. Investments in securities include those that were loaned under securities lending agreements in the amount of ¥152,411 million.
6. Matters regarding retirement benefits are as follows:
(1) Details of retirement benefit obligation:
Yen in millions Projected retirement benefit obligation ¥ 257,669 Plan assets (154,513) Unfunded obligation 103,156 Unrecognized actuarial losses (24,369) Reserve for pension and retirement benefits ¥ 78,786
(2) Actuarial assumptions for calculation of retirement benefit obligation, etc.
Attribution method of retirement benefits over service period The benefit/years of service method Discount rate 1.50%-2.00 % Expected rate of return on plan assets 3.00 % Amortization period for prior service costs 4 years Amortization period for actuarial gains and losses: Defined benefit pension plan and termination allowance plan 10 years Tax qualified defined benefit pension plan 4 years
The Company transferred its tax qualified defined benefit pension plan to a defined benefit pension plan on April 1, 2006.
March 31, 2009
repayments, or forgiveness of debts for the purpose of restructuring of or support to the debtors in financial difficulty. Loans to financially impaired parties, overdue loans and loans overdue for 3 months or more are excluded from this category.
(4) The total of loans to financially impaired parties, overdue loans, loans overdue for 3 months or more and restructured loans amounted to ¥4,285 million.
4. Securities in the amount of ¥81,164 million, Cash and deposits in the amount of ¥4,122 million and Tangible fixed assets in the amount of ¥410 million are pledged as collateral for overseas operations and the Real Time Gross Settlement system of current account at the Bank of Japan.
5. Investments in securities include those that were loaned under securities lending agreements in the amount of ¥88,481 million.
6. Matters regarding retirement benefits are as follows:
(1) Details of retirement benefit obligation:
Yen in millions Projected retirement benefit obligation ¥ 264,415 Plan assets (138,674) Unfunded obligation 125,741 Unrecognized actuarial losses (44,782) Reserve for pension and retirement benefits ¥ 80,958
(2) Actuarial assumptions for calculation of retirement benefit obligation, etc.
Attribution method of retirement benefits over service period The benefit/years of service method Discount rate Mainly 2.00% Expected rate of return on plan assets Mainly 3.00% Amortization period for actuarial gains and losses: Tax qualified defined benefit pension plan 4 years Other than tax qualified defined benefit pension plan Mainly 10 years
MSI transferred its tax qualified defined benefit pension plan to a defined benefit pension plan on April 1, 2006.

March 31, 2008	March 31, 2009

March 31, 2008

7. Significant components of deferred tax assets and liabilities as of March 31, 2008 are as follows:

	Yen in millions
Deferred tax assets:	
Underwriting reserve	¥ 173,448
Reserve for pension and retirement benefits	27,809
Investment in securities	31,431
Outstanding claims	20,743
Software	19,090
Others	52,458
Total gross deferred tax assets	324,982
Less valuation allowance	(24,662)
Total net deferred tax assets	300,319
Deferred tax liabilities:	
Unrealized gain on investments	(495,045)
Others	(7,035)
Total gross deferred tax liabilities	(502,080)
Total deferred tax liabilities net of deferred tax assets	¥(201,760)

8. The Company provides guarantees to the transactions of a limited partnership entity. Aggregate net present value of those transactions was ¥497,014 million, in a negative liability position. This amount was not included in Customers' liabilities under acceptances and guarantees and Liabilities under acceptances and guarantees since there is no substantial exposure.

9. The Company executes a net worth maintenance agreement on behalf of its affiliate company, Mitsui Sumitomo MetLife Insurance Co., Ltd. ("MSML") Under this agreement, the Company's funding and other obligations are triggered if MSML falls under a situation that its net worth falls short of a predetermined level or it does not maintain adequate liquidity for payment for its obligations. The aggregated amounts of liabilities and assets of MSML as of March 31, 2008 were ¥2,528,083 million (including Underwriting funds in the amount of ¥2,509,690 million) and ¥2,543,102 million, respectively. This agreement does not provide any guarantees for payment for its obligations. MSML was not in a triggering situation mentioned above as of March 31, 2008.

10. The unutilized portion of commitment lines given to third parties amounted to ¥3,436 million.

11. Net assets per share as of March 31, 2008 were ¥1,178.48. Minority interests in the amount of ¥16,454 million were deducted from net assets in its computation. Outstanding common shares as of March 31, 2008 were 1,404,402 thousand shares.

March 31, 2009

7. Significant components of deferred tax assets and liabilities as of March 31, 2009 are as follows:

	Yen in millions
Deferred tax assets:	
Underwriting reserve	**¥171,214**
Investment in securities	**49,813**
Reserve for pension and retirement benefits	**29,084**
Outstanding claims	**21,562**
Software	**21,006**
Others	**52,270**
Total gross deferred tax assets	**344,951**
Less valuation allowance	**(23,974)**
Total net deferred tax assets	**320,977**
Deferred tax liabilities:	
Unrealized gain on investments	**(167,880)**
Others	**(14,840)**
Total gross deferred tax liabilities	**(182,720)**
Total deferred tax liabilities net of deferred tax assets	**¥ 138,256**

8. MSI provides guarantees to the transactions of a limited partnership entity. Aggregate net present value of those transactions was ¥296,290 million, in a negative liability position. This amount was not included in Customers' liabilities under acceptances and guarantees and Liabilities under acceptances and guarantees since there is no substantial exposure.

9. The Company and MSI execute a net worth maintenance agreement on behalf of Mitsui Sumitomo MetLife Insurance Co., Ltd. ("MSML") which is an affiliated company of the Company. Under this agreement, the Company's funding and other obligations are triggered if MSML falls under a situation that its net worth falls short of a predetermined level or it does not maintain adequate liquidity for payment for its obligations. The aggregated amounts of liabilities and assets of MSML as of March 31, 2009 were ¥2,444,271 million (including Underwriting funds in the amounts of ¥2,424,052 million) and ¥2,470,766 million, respectively. This agreement does not provide any guarantees for payment for its obligations. MSML was not in a triggering situation mentioned above as of March 31, 2009.

10. The unutilized portion of commitment lines given to third parties amounted to ¥3,164 million.

11. Net assets per share as of March 31, 2009 were ¥2,411.70 Minority interests in the amount of ¥11,794 million were deducted from net assets in its computation. Outstanding common shares as of March 31, 2009 were 419,300 thousand shares.

Financial Section (GAAP in Japan)

68 MSIGH Annual Report 2009

March 31, 2008
12. The event occurring subsequent to the balance sheet date which would have a material effect on the financial position or the results of operations of the Company and its consolidated subsidiaries for the future periods is as follows:
The Company established a holding company “Mitsui Sumitomo Insurance Group Holdings, Inc.” through stock transfer, and became its wholly-owned subsidiary effective April 1, 2008.
13. Amounts are rounded down to the nearest million yen, except for those stated otherwise.

March 31, 2009
12. Amounts are rounded down to the nearest million yen, except for those stated otherwise.
March 31, 2008
Notes to Consolidated Statements of Income
1. Business expenses mainly consist of:
Commission expenses ¥248,520 million Salary ¥136,279 million
Business expenses represent the aggregate amount of loss adjustment expenses, operating expenses and general and administrative expenses and commissions and collection expenses presented in the statement of income.
2. Consolidated net income per share for the year ended March 31, 2008 was ¥28.37.
Consolidated net income per share is computed based on the following figures: Consolidated net income and Consolidated net income available to common stockholders, ¥40,027 million; and Average outstanding common shares during the year, 1,410,862 thousand shares. Earnings per share after adjustment for dilutive effect of shares is not presented as no dilutive securities exist.
3. Other extraordinary income represents reversal of bad debt reserve.
4. Costs for retirement benefits included in loss adjustment expenses, operating expenses and general and administrative expenses are as follows:
Yen in millions Service costs ¥10,672 Interest cost 4,952 Expected return on plan assets (4,979) Amortization of actuarial losses 552 Net periodic pension cost 11,198 Contributions paid to defined contribution plan 1,475 Total ¥12,673
5. A reconciliation of the significant difference between the normal income tax rate and the effective tax rate after application of deferred tax accounting is as follows:
Normal income tax rate 36.1% Tax credit for dividends received (14.0%) Elimination of dividends received from subsidiaries 2.9% Entertainment and other expenses not deductible for tax purposes 2.0% Others 0.5% Effective income tax rate 27.5%
March 31, 2009
Notes to Consolidated Statements of Income
1. Business expenses mainly consist of:
Commission expenses ¥255,018 million Salary ¥138,876 million
Business expenses represent the aggregate amount of loss adjustment expenses, operating expenses and general and administrative expenses and commissions and collection expenses presented in the statement of income.
2. Costs for retirement benefits included in loss adjustment expenses, operating expenses and general and administrative expenses are as follows:
Yen in millions Service costs ¥10,391 Interest cost 5,220 Expected return on plan assets (4,667) Amortization of actuarial losses 3,375 Net periodic pension cost 14,320 Contributions paid to defined contribution plan 2,458 Total ¥16,779

March 31, 2008

6. Impairment losses were recognized for the following assets:

Use	Asset category	Description of assets	Impairment losses (Yen in millions)	
Rental properties	Land and buildings	Properties, including buildings for rent in Osaka	Buildings	¥ 5
			Total	¥ 5
Idle real estate and real estate for sale	Land and buildings	14 properties, including company residences in Tokyo	Land	¥ 93
			Buildings	3,642
			Total	¥3,735

Properties used for insurance operations are grouped as a single asset group for the entire insurance operation. Rental properties, idle real estate and real estate for sale constitute asset groups by their own. Carrying amounts of the above-mentioned assets were reduced to their realizable values in view of falling property values or idle real estate and the resulting decreases in the carrying amounts were recorded as an impairment loss in the aggregate amount of ¥3,740 million in extraordinary losses.

The realizable values of the assets concerned are determined at the higher of the net sale values or the potential values in continued use. The net sale values are computed based on the sale values, the appraisal values by independent appraisers or the taxable base for inheritance taxes and the potential values in continued use are computed by discounting the future cash flows at the discount rate of 6.2%.

7. Amounts are rounded down to the nearest million yen, except for those stated otherwise.

March 31, 2009

3. Impairment losses were recognized for the following assets:

Use	Asset category	Description of assets	Impairment losses (Yen in millions)	
Rental properties	Land and buildings	Properties, including buildings for rent in Gunma	Land	**¥ 104**
			Buildings	**267**
			Total	**¥ 371**
Idle real estate and real estate for sale	Land and buildings	9 properties, including company residences in Niigata	Land	**¥ 157**
			Buildings	**516**
			Total	**¥ 673**

Properties used for insurance operations are grouped as a single asset group for the entire insurance operation. Rental properties, idle real estate and real estate for sale constitute asset groups by their own. Carrying amounts of the above-mentioned assets were reduced to their realizable values in view of falling property values or idle real estate and the resulting decreases in the carrying amounts were recorded as an impairment loss in the aggregate amount of ¥1,044 million in extraordinary losses.

The realizable values of the assets concerned are determined at the higher of the net sale values or the potential values in continued use. The net sale values are computed based on the appraisal values by independent appraisers or the taxable base for inheritance taxes and the potential values in continued use are computed by discounting the future cash flows at the discount rate of 5.4%.

4. A reconciliation of the significant differences between the normal income tax rate and the effective tax rate after application of deferred tax accounting is as follows:

Normal income tax rate	**40.7%**
Loss from consolidated subsidiaries that do not recognize deferred tax	**132.5%**
Tax credit for dividends received	**(88.8%)**
Deemed loss on asset transfer due to dividend in kind on consolidated subsidiaries	**(87.9%)**
Difference in tax rates from consolidated subsidiaries	**(37.0%)**
Elimination of dividends received from consolidated subsidiaries	**19.8%**
Loss from equity method investments	**18.5%**
Amortization of goodwill and negative goodwill	**16.3%**
Others	**3.8%**
Effective income tax rate	**17.9%**

5. Consolidated net income per share for the year ended March 31, 2009 was ¥19.45.

Consolidated net income per share is computed based on the following figures: Consolidated net income and Consolidated net income available to common stockholders, ¥8,192 million; and Average outstanding common shares during the year, 421,051 thousand shares. Earnings per share after adjustment for dilutive effect of shares is not presented as no dilutive securities exist.

6. Amounts are rounded down to the nearest million yen, except for those stated otherwise.

Financial Section (GAAP in Japan)

MSIGH Annual Report 2009 71

March 31, 2008

Notes to Consolidated Statements of Changes in Net Assets

1. Type and number of stock issued and treasury stock

	Thousands of shares			
	March 31, 2007	Increase	Decrease	March 31, 2008
Issued:				
Common shares	1,513,184	—	108,782	1,404,402
Total	1,513,184	—	108,782	1,404,402
Treasury stock:				
Common shares	101,982	6,870	108,853	—
Total	101,982	6,870	108,853	—

Note:

a. The decrease in the number of outstanding common stocks during the year was 108,782 thousand shares, as a result of the retirement of stocks.

b. The increase in the number of common treasury stocks during the year was 6,870 thousand shares in aggregate, as a result of the stock repurchase in the market (6,402 thousand shares) and repurchase of fractional stocks (468 thousand shares).

c. The decrease in the number of common treasury stocks during the year was 108,853 thousand shares, as a result of retirement of stocks (108,782 thousand shares) and sales of fractional stocks (71 thousand shares).

2. Dividends

(1) Dividends paid (Yen in millions, except for dividend per share in Yen)

Resolution	Type of share	Aggregate amount of dividends	Dividend per share	Date of record	Effective date
General meeting of stockholders held on June 27, 2007	Common shares	¥11,289	¥8	March 31, 2007	June 28, 2007
Meeting of board of directors held on November 20, 2007	Common shares	¥ 9,876	¥7	September 30, 2007	December 13, 2007

March 31, 2009

Notes to Consolidated Statements of Changes in Net Assets

1. As a result of the share transfer, the shareholders' equity in the consolidated financial statements of MSI was carried over to the Company.

2. Type and number of stock issued and treasury stock

	Thousands of shares			
	March 31, 2008	Increase	Decrease	March 31, 2009
Issued:				
Common shares	—	**421,320**	—	**421,320**
Total	—	**421,320**	—	**421,320**
Treasury stock:				
Common shares	—	**2,041**	**21**	**2,020**
Total	—	**2,041**	**21**	**2,020**

Note:

a. The increase in the number of outstanding common stocks during the year was 421,320 thousand shares, as a result of the new stock issued in the share transfer conducted solely by MSI to establish the Company.

b. The increase in the number of common treasury stocks during the year was 2,041 thousand shares in aggregate, as a result of the stock repurchase in the market (1,851 thousand shares) and repurchase of fractional stocks (180 thousand shares).

c. The decrease in the number of common treasury stocks during the year was 21 thousand shares, as a result of sales of fractional stocks.

3. Dividends

(1) Dividends paid (Yen in millions, except for dividend per share in Yen)

Resolution	Type of share	Aggregate amount of dividends	Dividend per share	Date of record	Effective date
Meeting of board of directors held on November 19, 2008	**Common share**	**¥11,371**	**¥27**	**September 30, 2008**	**December 11, 2008**

Note:

Dividend paid in the amount of ¥24,011 million presented in the consolidated statement of changes in net assets includes aggregated dividend paid in the amount of ¥12,639 million paid by MSI. The details of the dividend paid by MSI are as follows:

Resolution	Type of share	Aggregate amount of dividends	Source of dividend	Dividend per share	Date of record	Effective date
General meeting of stockholders held on June 26, 2008	**Common shares**	**¥12,639**	**Retained earnings**	**¥9**	**March 31, 2008**	**June 27, 2008**

Financial Section (GAAP in Japan)

72 MSIGH Annual Report 2009

March 31, 2008
(2) Dividends to be made effective in the following year for which the date of record is in the current reporting period (Yen in millions, except for dividend per share in Yen)
Resolution Type of share Aggregate amount of dividends Source of dividend Dividend per share Date of record Effective date General meeting of stockholders held on June 26, 2008 Common shares ¥12,639 Retained earnings ¥9 March 31, 2008 June 27, 2008
3. Amounts are rounded down to the nearest million yen, except for those stated otherwise.
March 31, 2009
(2) Dividends to be made effective in the following year for which the date of record is in the current reporting period (Yen in millions, except for dividend per share in Yen)
Resolution Type of share Aggregate amount of dividends Source of dividend Dividend per share Date of record Effective date General meeting of stockholders held on June 25, 2009 Common shares ¥11,321 Retained earnings ¥27 March 31, 2009 June 26, 2009
4. Amounts are rounded down to the nearest million yen, except for those stated otherwise.

March 31, 2008 Notes to Consolidated Statements of Cash Flows 1. Reconciliation of balance sheet items to cash and cash equivalents outstanding Yen in millions Cash, deposits and savings ¥ 363,179 Call loans 39,900 Monetary claims bought 96,401 Money trust 49,697 Time deposit with an original maturity of more than three months (56,947) Monetary claims bought other than cash equivalents (80,317) Money trust other than cash equivalents (47,831) Cash and cash equivalents ¥ 364,081 2. Significant non-cash transactions Assets and liabilities recorded on new finance lease transactions in the current year amounted to ¥923 million. 3. Cash flows from investing activities include cash flows from investments made as part of the insurance business. March 31, 2009 Notes to Consolidated Statements of Cash Flows 1. Reconciliation of balance sheet items to cash and cash equivalents outstanding Yen in millions Cash, deposits and savings ¥ 452,057 Call loans 31,900 Monetary claims bought 127,339 Money trust 14,476 Securities 5,110,839 Time deposit with an original maturity of more than three months (79,135) Monetary claims bought other than cash equivalents (77,769) Money trust other than cash equivalents (13,727) Securities other than cash equivalents (5,110,550) Cash and cash equivalents ¥ 455,430 2. Significant non-cash transactions Assets and liabilities recorded on new finance lease transactions in the current year amounted to ¥702 million. 3. Cash flows from investing activities include cash flows from investments made as part of the insurance business.

Corporate Information

History

MSI was formed in October 2001 through a merger between the former Mitsui Marine & Fire Insurance Co., Ltd. ("Mitsui Marine") and the former The Sumitomo Marine & Fire Insurance Co., Ltd. ("Sumitomo Marine"). Mitsui Marine and Sumitomo Marine were leading non-life insurance companies boasting long histories, having been established in 1918 and 1893, respectively.

In 1996, along with the implementation of the new Insurance Business Law, Mitsui Marine established Mitsui Mirai Life Insurance Co., Ltd. and Sumitomo Marine established The Sumitomo Marine Yu-Yu Life Insurance Co., Ltd., thereby entering the life insurance business. In October 2001, these two life insurance companies merged to form Kirameki Life. The following are the principal corporate milestones following the establishment of MSI and Kirameki Life.

2001	November	Mitsui Mutual Life Insurance Company (at the time), Sumitomo Life Insurance Company, MSI, and Sumitomo Mitsui Banking Corporation formed a comprehensive alliance covering all aspects of operations
2002	January	Mitsui Sumitomo Insurance Group Holdings (USA), Inc. established
	February	BPI/MS Insurance Corporation established as a joint venture in the Philippines
	April	American Appraisal Japan Co., Ltd. established
	September	Korea Branch of MSI opened in Seoul (the first to be opened by a Japanese non-life insurance company)
	October	Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd. ("MSI Citi"), a company handling variable annuities, commenced operations
	December	Sumitomo Mitsui Asset Management Company, Limited established (an asset management company jointly established by Mitsui Mutual Life Insurance Company (at the time), Sumitomo Life Insurance Company, MSI, and Sumitomo Mitsui Banking Corporation)
2003	April	Cholamandalam-MS General Insurance Company Limited established as a joint venture in India
	September	Entered into the corporate rehabilitation business (jointly with Sumitomo Mitsui Banking Corporation and Daiwa Securities SMBC Principal Investments Co. Ltd.)
2004	February	Entered the China market (received authorization for underwriting local policies)
	March	Investment made in Bangkok Life Assurance Ltd. of Thailand, marking our entry into the life insurance business in Asia outside Japan
	April	Investment made in Asia Insurance (Cambodia) Plc., completing our network in ASEAN countries
	May	Operational and capital alliance established with Tokai Tokyo Securities Co., Ltd.
	September	Acquired the Asian non-life insurance business of Aviva plc of the United Kingdom
2005	April	Acquired Mingtai Fire and Marine Insurance Co., Ltd. (currently MSIG Mingtai Insurance Co., Ltd.) of Taiwan
	October	Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd. changed its name to Mitsui Sumitomo MetLife Insurance Co., Ltd. ("MSI MetLife") due to a change at the joint venture partner
2007	March	Mitsui Direct General Insurance Co., Ltd. ("Mitsui Direct") becames a subsidiary
2008	April	Mitsui Sumitomo Insurance Group Holdings, Inc. ("MSIGH") established
	July	MSIGH made Kirameki Life, MSI MetLife, and Mitsui Direct its immediate subsidiaries

Corporate Information

MSIGH Annual Report 2009 77

Overseas Network (AS OF JULY 31, 2009) MSI Overseas Branches MSI Overseas Offices Overseas Subsidiaries and Affiliates Branches or Offices of Overseas Subsidiaries and Affiliates Underwriting Agents for MSI Head Office ASIA AND OCEANIA Singapore MSIG Holdings (Asia) Pte. Ltd. Mitsui Sumitomo Insurance (Singapore) Pte Ltd MSIG Insurance (Singapore) Pte.Ltd. Interisk Asia Pte Ltd Mitsui Sumitomo Reinsurance Limited Singapore Branch MS Frontier Re Modeling Research Pte. Ltd. Thailand Thailand Branch MSIG Insurance (Thailand) Co., Ltd. MSI Holding (Thailand) Company Limited MSIG Service and Adjusting (Thailand) Co., Ltd. Calm Sea Service Company Limited MBTS Broking Services Company Limited MBTS Life Insurance Broker Co., Ltd. Ueang Mai Co., Ltd. Yardhimar Company Limited Malaysia MSIG Insurance (Malaysia) Bhd. MSI Risk Consultancy Services (Malaysia) Sdn Bhd Mitsui Sumitomo Reinsurance Limited Labuan Branch Labuan Branch Kuala Lumpur Marketing Office Philippines BPI/MS Insurance Corporation FLT Prime Insurance Corporation Indonesia PT. Asuransi MSIG Indonesia PT. Auto Management Services Republic of Korea Korea Branch People’s Republic of China Mitsui Sumitomo Insurance (China) Company Limited Mitsui Sumitomo Insurance (China) Company Limited Guangdong Branch China General Representative Office Beijing Representative Office Shenzhen Representative Office Dalian Representative Office Chengdu Representative Office Tianjin Representative Office Suzhou Representative Office Hangzhou Representative Office Qingdao Representative Office Hong Kong MSIG Insurance (Hong Kong) Limited Oriental Management Services Limited M&H Insurance Agency Limited Taiwan MSIG Mingtai Insurance Co., Ltd. Vietnam MSIG Insurance (Vietnam) Company Limited United Insurance Company of Vietnam Hanoi Representative Office Ho Chi Minh Representative Office India Cholamandalam MS General Insurance Company Limited Cholamandalam MS Risk Services Limited New Delhi Representative Office Myanmar Yangon Representative Office Cambodia Asia Insurance (Cambodia) Plc. Australia Australia Branch Sydney Representative Office Melbourne Representative Office New Zealand New Zealand Branch New Zealand Representative Office Papua New Guinea Papua New Guinea Branch Papua New Guinea Representative Office THE AMERICAS U.S.A. MSIG Holdings (Americas), Inc. Mitsui Sumitomo Insurance Company of America Mitsui Sumitomo Insurance USA Inc. Mitsui Sumitomo Marine Management (U.S.A.), Inc. New York Office San Francisco Office Los Angeles Office Cincinnati Office Atlanta Office Chicago Office Detroit Office MSI Risk Management Services, Inc. Seven Hills Insurance Agency, LLC MSI Claims (USA), Inc. MSI GuaranteedWeather, LLC Vortex Insurance Agency, LLC Guam (U.S.A.) Cassidy’s Associated Insurers Inc. Aon Insurance Micronesia (GUAM) Inc. Northern Marianas (U.S.A.) Associated Insurance Underwriters of the Pacific Inc. Aon Insurance Micronesia (SAIPAN) Inc. Canada Toronto Representative Office c/o Chubb Insurance of Canada Chubb Insurance Company of Canada Bermuda MS Frontier Reinsurance Limited SPAC Insurance (Bermuda) Limited Interisk Global Management (Bermuda) Limited Mexico Mexico Representative Office Panama Panama Representative Office Brazil Mitsui Sumitomo Insurance Company Limited-Escritório de Representacão no Brasil Ltda. Mitsui Sumitomo Seguros S/A. Sâo Paulo Representative Office

Colombia
★ Bogotá Representative Office

Peru
★ Lima Representative Office

Argentina
★ Buenos Aires Representative Office

EUROPE AND MIDDLE EAST

United Kingdom
● MSIG Holdings (Europe) Limited
● Mitsui Sumitomo Insurance Company (Europe), Limited
△ UK Branch
△ Derby Branch
● MSIG Corporate Services (Europe) Limited
● Mitsui Sumitomo Insurance (London Management) Ltd
● MSI Corporate Capital Limited
● Mitsui Sumitomo Insurance (London) Limited
● Mitsui Sumitomo Insurance Underwriting at Lloyd's Limited

Ireland
● Mitsui Sumitomo Reinsurance Limited

Germany
△ Mitsui Sumitomo Insurance Company (Europe), Limited German Branch
● MSIG German Services GmbH

The Netherlands
△ Mitsui Sumitomo Insurance Company (Europe), Limited The Netherlands Branch

France
△ Mitsui Sumitomo Insurance Company (Europe), Limited France Branch

Belgium
△ Mitsui Sumitomo Insurance Company (Europe), Limited Belgium Branch

Switzerland
△ MS Frontier Reinsurance Limited Zurich Branch

Spain
△ Mitsui Sumitomo Insurance Company (Europe), Limited Spain Branch

Italy
△ Mitsui Sumitomo Insurance Company (Europe), Limited Italy Branch

Czech Republic
△ Mitsui Sumitomo Insurance Company (Europe), Limited Czech Branch

Slovakia
△ Mitsui Sumitomo Insurance Company (Europe), Limited Slovakia Branch

Russia
★ Moscow Representative Office
★ St. Petersburg Representative Office

Norway
● SMA MSI AS

Saudi Arabia
★ Al Khobar Representative Office

United Arab Emirates
★ Dubai Representative Office
★ Abu Dhabi Representative Office

Qatar
★ Mitsui Sumitomo Insurance Company (Europe), Limited Qatar Branch

Corporate Information

MSIGH Annual Report 2009 79

Corporate Data (AS OF JUNE 30, 2009) Mitsui Sumitomo Insurance Group Holdings, Inc. 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8252, Japan Tel: 81-3-3297-6486 Date Established April 1, 2008 Number of Employees (consolidated basis) 21,979 Stock Exchange Listings The Company’s common stock is listed on the First Section of the Tokyo Stock Exchange and two other Japanese stock exchanges. Transfer Agent The Sumitomo Trust & Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka 540-8639, Japan Ordinary General Meeting of Shareholders Ordinary General Meeting of Shareholders is held within the three-month period following April 1 in Tokyo, Japan. Number of Shares of Common Stock Authorized: 900,000,000 Issued: 421,320,739 Paid-in Capital ¥100,000 million Independent Auditor KPMG AZSA & Co. Investor Relations Investor Relations Department Mitsui Sumitomo Insurance Group Holdings, Inc. 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8252, Japan Tel: 81-3-3297-6486 Fax: 81-3-3297-6935 Mitsui Sumitomo Insurance Group Online Key financial results and information about Mitsui Sumitomo Insurance Group can be found on MSIG’s IR Home Page at: http://www.msig.com/en/ir/index.html

Corporate Information
Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination among Aioi Insurance Co., Ltd. (“AIOI”), Nissay Dowa General Insurance Company, Limited (“NDGI”) and MSIGH. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of AIOI prior to the shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about AIOI, NDGI, MSIGH, the proposed business combination and related matters. U.S. shareholders of AIOI are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. Such documents may also be obtained free of charge by directing a request to the company as described in the “Inquiries” section below.
Inquiries Investor Relations Department Mitsui Sumitomo Insurance Group Holdings, Inc. Phone: +81-3-3297-6486 Facsimile: +81-3-3297-6935 e-mail: msi_ir@ms-ins.net http://www.msig.com
81 MSIGH Annual Report 2009

Corporate Information
Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete the transaction; and (9) difficulties in realizing the synergies and benefits of the post-business combination group.
82 MSIGH Annual Report 2009

MSIG Mitsui Sumitomo Insurance Group Holdings, Inc. 27-2, SHINKAWA 2-CHOME, CHUO-KU, TOKYO 104-8252, JAPAN TEL. 81-3-3297-6486 URL. http://www.msig.com
FSC Mixed Sources Product group from well-managed forests and other controlled sources www.fsc.org Cert no. SA-COC-001196 1996 Forest Stewardship Council
Printed in Japan
00948 2,300 2009.09( )62